BMO Financial Group Reports First Quarter 2021 Results

REPORT TO SHAREHOLDERS

BMO’s First Quarter 2021 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended January 31, 2021, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

First Quarter 2021 Compared With First Quarter 2020:

•	Net income of $2,017 million, an increase of 27%; adjusted net income[1] of $2,038 million, an increase of 26%

•	Reported EPS[2] of $3.03, an increase of 28%; adjusted EPS[1,2] of $3.06, an increase of 27%

•	Provision for credit losses (PCL) of $156 million, compared with $349 million

•	Reported net efficiency ratio[3] of 56.7%, compared with 60.8%; adjusted net efficiency ratio[1,3] of 56.3%, compared with 60.3%

•	ROE of 15.7%, compared with 13.3%; adjusted ROE[1] of 15.8%, compared with 13.5%

•	Common Equity Tier 1 Ratio of 12.4%, an increase from 11.4% in the prior year

Toronto, February 23, 2021 – For the first quarter ended January 31, 2021, BMO Financial Group recorded net income of $2,017 million or $3.03 per share on a reported basis, and net income of $2,038 million or $3.06 per share on an adjusted basis.

“We had a very strong start to the year, continuing to build on clear and consistent operating momentum to deliver first quarter adjusted net income of over $2 billion, earnings per share of $3.06, and pre-provision, pre-tax earnings growth of 16% from last year and 13% from last quarter. We achieved solid revenue growth of 6%, compared with the prior year and the prior quarter, and continued to effectively manage expenses and strategically invest for future growth, with operating leverage above 7% and an efficiency ratio of 56.3%. Credit performance was very strong, reflecting both the credit quality of our loan portfolio and our commitment to superior risk management. All businesses performed well, particularly in our U.S. segment, which remains a key driver of diversified earnings growth now and in the future,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“In addition to our strong financial results this quarter, we were proud to be named as the top North American bank in Corporate Knights’ 2021 Global 100 Most Sustainable Corporations in the World and are pleased to be an early signatory to the United Nations Principles for Responsible Banking. We remain resolute in the support of our customers and communities in the face of ongoing challenges related to the pandemic and are focused on helping them recover stronger as the economy rebounds.”

“We have a diversified and resilient model, a strong capital position and good momentum across our businesses that are well-positioned for the evolving environment. We are executing against a strategy to accelerate long-term growth and deliver top-tier shareholder value,” concluded Mr. White.

Reported net income increased 27% and adjusted net income increased 26% from the prior year. Adjusted results exclude the amortization of acquisition-related intangible assets and acquisition integration costs. The increase in net income was driven by net revenue3 growth of 6%, with increases across all operating groups, a decrease in expenses and lower provisions for credit losses.

Return on equity (ROE) was 15.7%, compared with 13.3% in the prior year, and adjusted ROE was 15.8%, compared with 13.5%. Return on tangible common equity (ROTCE) was 18.2%, an increase from 15.7% in the prior year, and adjusted ROTCE was 18.2%, an increase from 15.8%.

Concurrent with the release of results, BMO announced a second quarter 2021 dividend of $1.06 per common share, unchanged from the prior quarter and the prior year. The quarterly dividend of $1.06 per common share is equivalent to an annual dividend of $4.24 per common share.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)	On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

First Quarter Performance Review

Canadian P&C

Reported and adjusted net income was $737 million, an increase of $38 million or 5% from the prior year. Results were driven by higher revenue, with an increase in net interest income, partially offset by a decrease in non-interest revenue, lower expenses and a modest decrease in the provision for credit losses.

During the quarter, Canadian P&C and Visa Canada launched the new BMO eclipse Visa Infinite and BMO eclipse Visa Infinite Privilege credit cards. The new cards are designed to meet the everyday lifestyle needs of Canadians by providing both accelerated earnings on key spending categories and increased flexibility and choice in redemptions.

U.S. P&C

Reported net income was $582 million, an increase of $231 million or 66% from the prior year, and adjusted net income was $589 million, an increase of $228 million or 63%.

Reported net income was US$454 million, an increase of US$187 million or 70% from the prior year, and adjusted net income was US$459 million, an increase of US$184 million or 67%. Results were driven by higher revenue with increases in both net interest income and non-interest revenue, lower expenses and a lower provision for credit losses, primarily due to lower commercial provisions.

During the quarter, we launched BMO EMpower, a five-year, US$5 billion pledge aimed at addressing key barriers faced by minority businesses, communities and families in the United States. As part of BMO’s Purpose to Boldly Grow the Good in business and life, BMO EMpower is a series of long-term lending pledges designed to drive meaningful change and champion racial equity.

BMO Wealth Management

Reported net income was $358 million, an increase of $67 million or 23% from the prior year, and adjusted net income was $366 million, an increase of $66 million or 22%. Results were driven by higher net revenue, and a modest decrease in expenses and in the provision for credit losses. Traditional Wealth reported net income was $286 million, an increase of $77 million or 37%, and adjusted net income was $294 million, an increase of $76 million or 35%, driven by higher revenue, primarily reflecting stronger global markets and higher online brokerage revenue. Insurance net income was $72 million, compared with $82 million in the prior year.

BMO was recognized by Investment Week’s Sustainable and ESG Investment Awards, winning Best Sustainable and ESG Research Team for the third consecutive year and Best Sustainable and ESG Equity Fund for its BMO Responsible Global Equity Fund. In addition, we entered into an agreement to divest our private banking business in Hong Kong and Singapore to J. Safra Sarasin Group. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the first half of calendar 2021.

BMO Capital Markets

Reported net income was $483 million, an increase of $127 million or 36% from the prior year, and adjusted net income was $489 million, an increase of $127 million or 35%. Results were driven by strong revenue performance in Global Markets, partially offset by higher performance-based expenses, with a modest decrease in the provision for credit losses.

During the quarter, we continued to support clients with our deep industry expertise and insights across different sectors. BMO Capital Markets acted as left lead arranger, joint bookrunner and administrative agent on US$500 million of senior secured credit facilities for Centerbridge Partners’ acquisition and combination of daVinci Payments and North Lane Technologies under Syncapay Inc. We also acted as financial advisor, joint lead arranger and joint bookrunner for Clearlake Capital’s and TA Associates’ portfolio company, Ivanti Software, on $1.8 billion of acquisition financing of MobileIron and Pulse Secure.

Corporate Services

Corporate Services reported and adjusted net loss for the quarter was $143 million, compared with a net loss of $105 million in the prior year. Results decreased, primarily due to higher expenses and the impact of a favourable tax rate in the prior year.

Adjusted results in this First Quarter Performance Review section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

The order in which the impact on net income is discussed in this section, and elsewhere in the MD&A, follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

1 BMO Financial Group First Quarter Report 2021

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 12.4% as at January 31, 2021. The CET1 Ratio increased from 11.9% in the prior quarter, driven by strong internal capital generation and other net positive changes, including lower risk-weighted assets.

Credit Quality

Total provision for credit losses was $156 million, a decrease of $193 million from the prior year. The total provision for credit losses ratio was 14 basis points, compared with 31 basis points in the prior year. The provision for credit losses on impaired loans was $215 million, a decrease of $109 million from $324 million in the prior year, largely due to lower commercial provisions in U.S. P&C. The provision for credit losses on impaired loans ratio was 19 basis points, compared with 29 basis points in the prior year. There was a $59 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $25 million provision in the prior year. The $59 million recovery of the provision for credit losses on performing loans reflects an improving economic outlook and positive credit migration, largely offset by the impact of the uncertain environment on credit conditions, including an increased adverse scenario weight. Refer to the Accounting Policies and Critical Accounting Estimates section and Note 3 in our unaudited interim consolidated financial statements for further information on the allowance for credit losses as at January 31, 2021.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Caution

The extent to which the COVID-19 pandemic impacts BMO’s business, results of operations, reputation and financial performance and condition, including its regulatory capital and liquidity ratios, and credit ratings, as well as its impact on our customers, competitors and trading exposures, and the potential for loss from higher credit, counterparty and mark-to-market losses will depend on future developments, which are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by governments, and governmental and regulatory authorities, which could vary by country and region, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact our ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives. For additional information, refer to the Impact of COVID-19 section on page 8 and the Top and Emerging Risks That May Affect Future Results section on page 28 in this document.

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group First Quarter Report 2021 2

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at February 23, 2021. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2021, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2020, and the MD&A for fiscal 2020, contained in BMO’s 2020 Annual Report.

BMO’s 2020 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Caution Regarding Forward-Looking Statements			24	Transactions with Related Parties
5	Economic Review and Outlook			24	Off-Balance Sheet Arrangements
6	Financial Highlights			24	Accounting Policies and Critical Accounting Estimates
7	Non-GAAP Measures				24	Allowance for Credit Losses
8	Foreign Exchange			26	Changes in Accounting Policies
8	Impact of COVID-19			26	Future Changes in Accounting Policies
9	Net Income			27	Disclosure for Domestic Systemically Important Banks (D-SIB)
9	Revenue			27	Other Regulatory Developments
10	Provision for Credit Losses			28	Risk Management
10	Impaired Loans				28	Top and Emerging Risks that May Affect Future Results
11	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				28	Market Risk
11	Non-Interest Expense				30	Liquidity and Funding Risk
11	Income Taxes				33	Credit Rating
12	Balance Sheet				38	European Exposures
13	Capital Management			39	Enhanced Disclosure Task Force
16	Review of Operating Groups’ Performance			41	Interim Consolidated Financial Statements
	16	Personal and Commercial Banking (P&C)			41	Consolidated Statement of Income
		17	Canadian Personal and Commercial Banking (Canadian P&C)		42	Consolidated Statement of Comprehensive Income
		18	U.S. Personal and Commercial Banking (U.S. P&C)		43	Consolidated Balance Sheet
	20	BMO Wealth Management			44	Consolidated Statement of Changes in Equity
	21	BMO Capital Markets			45	Consolidated Statement of Cash Flows
	22	Corporate Services			46	Notes to Consolidated Financial Statements
23	Summary Quarterly Earnings Trends			62	Investor and Media Information

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2021, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2021, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

3 BMO Financial Group First Quarter Report 2021

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2021 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, our response to the COVID-19 pandemic and its expected impact on our business, operations, earnings, results, and financial performance and condition, as well as its impact on our customers, competitors, reputation and trading exposures, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: the severity, duration and spread of the COVID-19 pandemic, its impact on local, national or international economies, and its heightening of certain risks that may affect our future results; the possible impact on our business and operations of outbreaks of disease or illness that affect local, national or international economies; general economic and market conditions in the countries in which we operate; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; changes in monetary, fiscal, or economic policy, and tax legislation and interpretation; interest rate and currency value fluctuations, as well as benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to or affecting economic or trade matters; the Canadian housing market and consumer leverage; climate change and other environmental and social risks; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that starts on page 73 of BMO’s 2020 Annual Report, and the Risk Management section on page 28 in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2020 Annual Report and updated in the Economic Review and Outlook section set forth in this document, as well as in the Allowance for Credit Losses section on page 114 of BMO’s 2020 Annual Report and the Allowance for Credit Losses section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Review and Outlook and Allowance for Credit Losses sections.

BMO Financial Group First Quarter Report 2021 4

Economic Review and Outlook

After contracting an estimated 5.4% in 2020, Canada’s economy is anticipated to expand 5.0% in 2021. Though likely to slow in the first quarter of 2021, due to new restrictions to suppress the second wave of the virus, the economy is showing some resilience, with broad strength led by resources, manufacturing and the housing market more than offsetting weakness in a few industries that are heavily impacted by the pandemic. Real GDP is expected to rebound strongly in subsequent quarters as vaccines become more widely available and restrictions are relaxed. The recovery will be assisted by substantial government income-support measures, continued low interest rates, rising demand for in-person services and travel, and accumulated household savings. After record sales in 2020, the housing market is projected to moderate but remain healthy with steady increases in home prices. The unemployment rate is expected to fall from 9.4% in January 2021 to 7.0% at the end of 2021, still high historically. Continued low inflation will likely encourage the Bank of Canada to hold the overnight policy rate near zero for some time. The Canadian dollar is anticipated to strengthen modestly this year, in response to firmer oil and other resource prices. Industry-wide residential mortgage balances continue to rise strongly in response to low mortgage rates and increased demand for more spacious homes from remote workers, though growth is projected to moderate. While growth in consumer credit balances (excluding mortgages) remains weak due to restrained consumer spending, it is anticipated to improve alongside spending in 2021. Industry-wide business credit has been supported by government assistance programs that were facilitated through banks, and demand is anticipated to increase further in 2021 as business confidence and spending improve.

The U.S. economic recovery has slowed somewhat in response to the latest wave of the virus and renewed restrictions. However, passage of a US$900 billion support bill in late December 2020, including the extension of emergency unemployment benefit programs and forgivable loans to small businesses, will likely propel the expansion forward. More fiscal support is expected this year. As a result, after contracting 3.5% in 2020, real GDP is anticipated to grow 6.0% in 2021, the fastest since 1984. The unemployment rate is projected to fall from 6.3% in January 2021 to 4.7% at the end of 2021. The Federal Reserve is widely expected to keep policy rates unchanged in 2021, though longer-term Treasury yields could increase modestly in response to a stronger economy. Industry-wide residential mortgage growth will likely remain positive due to supportive housing market activity, while recent modest consumer credit growth is projected to benefit from increased spending. After declining in the second half of 2020, industry-wide business credit is projected to rise in 2021 as investment strengthens.

The unpredictable course of the coronavirus pandemic subjects the economic outlook to a high degree of uncertainty that is likely to persist until vaccines are widely distributed to most of the population. A more adverse mutation of the virus could lead to an escalation in caseloads and more aggressive shutdowns of business activity, potentially leading to a sustained economic contraction. Possible further delays in vaccine distribution, in particular in Canada, could also result in weaker economic growth in 2021.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

5 BMO Financial Group First Quarter Report 2021

Financial Highlights

(Canadian $ in millions, except as noted)	Q1-2021	Q4-2020	Q1-2020
Summary Income Statement
Net interest income	3,578	3,530	3,388
Non-interest revenue	3,397	2,456	3,359
Revenue	6,975	5,986	6,747
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	601	-	716
Revenue, net of CCPB	6,374	5,986	6,031
Provision for credit losses on impaired loans	215	339	324
Provision for (recovery of) credit losses on performing loans	(59)	93	25
Total provision for credit losses	156	432	349
Non-interest expense	3,613	3,548	3,669
Provision for income taxes	588	422	421
Net income attributable to equity holders of the bank	2,017	1,584	1,592
Adjusted net income	2,038	1,610	1,617
Common Share Data ($, except as noted)
Earnings per share	3.03	2.37	2.37
Adjusted earnings per share	3.06	2.41	2.41
Earnings per share growth (%)	27.5	32.9	4.3
Adjusted earnings per share growth (%)	26.8	(0.7)	4.0
Dividends declared per share	1.06	1.06	1.06
Book value per share	77.76	77.40	73.21
Closing share price	95.12	79.33	100.93
Number of common shares outstanding (in millions)
End of period	646.9	645.9	639.6
Average diluted	647.4	645.8	640.8
Total market value of common shares ($ billions)	61.5	51.2	64.6
Dividend yield (%)	4.5	5.3	4.2
Dividend payout ratio (%)	35.0	44.6	44.5
Adjusted dividend payout ratio (%)	34.6	43.9	43.8
Financial Measures and Ratios (%)
Return on equity	15.7	12.4	13.3
Adjusted return on equity	15.8	12.6	13.5
Return on tangible common equity	18.2	14.5	15.7
Adjusted return on tangible common equity	18.2	14.5	15.8
Net income growth	26.7	32.6	5.4
Adjusted net income growth	26.0	0.1	5.1
Revenue growth	3.4	(1.7)	3.5
Revenue growth, net of CCPB	5.7	4.1	7.9
Non-interest expense growth	(1.5)	(11.0)	3.2
Adjusted non-interest expense growth	(1.4)	1.5	3.3
Efficiency ratio, net of CCPB	56.7	59.3	60.8
Adjusted efficiency ratio, net of CCPB	56.3	58.7	60.3
Operating leverage, net of CCPB	7.2	15.1	4.7
Adjusted operating leverage, net of CCPB	7.1	2.1	4.6
Net interest margin on average earning assets	1.59	1.60	1.67
Effective tax rate	22.6	21.1	20.9
Adjusted effective tax rate	22.6	21.1	21.0
Total PCL-to-average net loans and acceptances (annualized)	0.14	0.37	0.31
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.19	0.29	0.29
Balance Sheet (as at, $ millions, except as noted)
Assets	973,211	949,261	879,720
Gross loans and acceptances	466,922	464,216	458,039
Net loans and acceptances	463,734	460,913	456,016
Deposits	672,500	659,034	582,288
Common shareholders’ equity	50,300	49,995	46,828
Cash and securities-to-total assets ratio (%)	32.3	31.7	30.0
Capital ratios (%)
CET1 Ratio	12.4	11.9	11.4
Tier 1 Capital Ratio	14.2	13.6	13.0
Total Capital Ratio	16.6	16.2	15.2
Leverage Ratio	4.8	4.8	4.3
Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.2800	1.3319	1.3235
Average Canadian/U.S. dollar	1.2841	1.3217	1.3161

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2021 6

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items, as set out in the table below. Please refer to the Foreign Exchange section for a discussion of the effects of changes in exchange rates on BMO’s results. Pre-provision pre-tax earnings (PPPT) is a non-GAAP measure, and is calculated as the difference between revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and non-interest expense. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q1-2021	Q4-2020	Q1-2020
Reported Results
Revenue	6,975	5,986	6,747
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(601)	-	(716)
Revenue, net of CCPB	6,374	5,986	6,031
Total provision for credit losses	(156)	(432)	(349)
Non-interest expense	(3,613)	(3,548)	(3,669)
Income before income taxes	2,605	2,006	2,013
Provision for income taxes	(588)	(422)	(421)
Net income	2,017	1,584	1,592
EPS ($)	3.03	2.37	2.37
Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(3)	(3)	(3)
Amortization of acquisition-related intangible assets (2)	(25)	(30)	(29)
Adjusting items included in reported pre-tax income	(28)	(33)	(32)
Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(3)	(2)
Amortization of acquisition-related intangible assets (2)	(19)	(23)	(23)
Adjusting items included in reported net income after tax	(21)	(26)	(25)
Impact on EPS ($)	(0.03)	(0.04)	(0.04)
Adjusted Results
Revenue	6,975	5,986	6,747
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(601)	-	(716)
Revenue, net of CCPB	6,374	5,986	6,031
Total provision for credit losses	(156)	(432)	(349)
Non-interest expense	(3,585)	(3,515)	(3,637)
Income before income taxes	2,633	2,039	2,045
Provision for income taxes	(595)	(429)	(428)
Net income	2,038	1,610	1,617
EPS ($)	3.06	2.41	2.41

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)	These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided below.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

Summary of Reported and Adjusted Results by Operating Group

(After-tax Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q1-2021
Reported net income (loss)	737	582	1,319	358	483	(143)	2,017
Acquisition integration costs (1)	-	-	-	-	2	-	2
Amortization of acquisition-related intangible assets (2)	-	7	7	8	4	-	19
Adjusted net income (loss)	737	589	1,326	366	489	(143)	2,038
Q4-2020
Reported net income (loss)	647	324	971	320	379	(86)	1,584
Acquisition integration costs (1)	-	-	-	-	3	-	3
Amortization of acquisition-related intangible assets (2)	1	9	10	8	5	-	23
Adjusted net income (loss)	648	333	981	328	387	(86)	1,610
Q1-2020
Reported net income (loss)	699	351	1,050	291	356	(105)	1,592
Acquisition integration costs (1)	-	-	-	-	2	-	2
Amortization of acquisition-related intangible assets (2)	-	10	10	9	4	-	23
Adjusted net income (loss)	699	361	1,060	300	362	(105)	1,617

(1)	KGS-Alpha and Clearpool acquisition integration costs before tax amounts of $3 million in each of Q1-2021, Q4-2020 and Q1-2020 are included in non-interest expense in BMO Capital Markets.
(2)

Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups. Canadian P&C amounts of $nil in Q1-2021, $1 million in Q4-2020, and $nil in Q1-2020. U.S. P&C amounts of $9 million in Q1-2021 and $13 million in both Q4-2020 and Q1-2020. BMO Wealth Management amounts of $10 million in both Q1-2021 and Q4-2020, and $11 million in Q1-2020. BMO Capital Markets amounts of $6 million in both Q1-2021 and Q4-2020, and $5 million in Q1-2020.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

7 BMO Financial Group First Quarter Report 2021

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars decreased relative to the fourth quarter of 2020 and the first quarter of 2020, due to changes in the U.S. dollar exchange rate. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses, provisions for (recoveries of) credit losses and income taxes arise.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. We regularly determine whether to enter into hedging transactions in order to mitigate the impact of foreign exchange rate movements on net income.

Refer to the Enterprise-Wide Capital Management section on page 63 of BMO’s 2020 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income, primarily as a result of the translation of our investment in foreign operations, and the carrying value of assets and liabilities on the balance sheet.

This Foreign Exchange section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q1-2021
(Canadian $ in millions, except as noted)	vs. Q1-2020	vs. Q4-2020
Canadian/U.S. dollar exchange rate (average)
Current period	1.2841	1.2841
Prior period	1.3161	1.3217
Effects on U.S. segment reported results
Increased (Decreased) net interest income	(33)	(40)
Increased (Decreased) non-interest revenue	(19)	(21)
Increased (Decreased) revenues	(52)	(61)
Decreased (Increased) provision for credit losses	5	7
Decreased (Increased) expenses	34	38
Decreased (Increased) income taxes	2	3
Increased (Decreased) reported net income	(11)	(13)
Impact on earnings per share ($)	(0.02)	(0.02)
Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	(33)	(40)
Increased (Decreased) non-interest revenue	(19)	(21)
Increased (Decreased) revenues	(52)	(61)
Decreased (Increased) provision for credit losses	5	7
Decreased (Increased) expenses	33	37
Decreased (Increased) income taxes	3	4
Increased (Decreased) adjusted net income	(11)	(13)
Impact on adjusted earnings per share ($)	(0.02)	(0.02)

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Impact of COVID-19

Real GDP in Canada and the United States has recovered most of its losses from the COVID-19 pandemic, however, unemployment levels remain high and economic growth has slowed in response to renewed restrictions on social and business activity. While vaccine distribution should lead to stronger expansion later in the year, the spread of variants of the virus underscores the still highly unpredictable course of the pandemic. For additional information, refer to the Economic Review and Outlook section.

The safety of the bank’s employees and customers remains a top priority. We continue to be guided by relevant public health authorities to closely monitor developments around the spread of the virus. We continue to support customers in this challenging environment, working closely with governments and agencies on programs and lending facilities designed to reduce the financial hardship caused by COVID-19, and help individuals and businesses to withstand stress and recover financially. The majority of loan payment deferral programs offered to customers beginning in the second quarter of 2020 have expired, with the majority of clients resuming payments after exiting the deferral program.

As of January 31, 2021, we had approximately $0.64 billion of balances under payment deferral programs in Canada ($3.81 billion as at October 31, 2020), and US$0.35 billion in the United States (US$0.69 billion as at October 31, 2020).

BMO continues to participate in government-offered programs in both Canada and the United States. In Canada, these include the Emergency Business Account (CEBA) program, the Business Development Bank of Canada (BDC) and Export Development Canada (EDC) relief programs, and access to the Highly Affected Sectors Credit Availability Program (HASCAP), introduced in February 2021, in collaboration with the BDC. In the United States, we participated in the Main Street Lending Program and continue to support customers with the Small Business Administration’s Paycheck Protection Program.

The extent to which the COVID-19 pandemic impacts BMO’s business, results of operations, reputation and financial performance and condition, including its regulatory capital and liquidity ratios, and credit ratings, as well as its impact on our customers, competitors and trading exposures, and the potential for loss from higher credit, counterparty and mark-to-market losses will depend on future developments, which are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by governments, and governmental and regulatory authorities, which could vary by country and region, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact our ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives. For additional information, refer to the Top and Emerging Risks That May Affect Future Results section on page 28 in this document.

This Impact of COVID-19 section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2021 8

Net Income

Q1 2021 vs. Q1 2020

Reported net income was $2,017 million, an increase of $425 million or 27% from the prior year, and adjusted net income was $2,038 million, an increase of $421 million or 26%. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. Reported EPS was $3.03, an increase of $0.66 or 28% from the prior year, and adjusted EPS was $3.06, an increase of $0.65 or 27%.

Adjusted results were driven by higher revenue, lower expenses, and the impact of lower provisions for credit losses. Net income increased across all operating groups from the prior year, with particularly strong performance in U.S. P&C, BMO Capital Markets and BMO Wealth Management, and good growth in Canadian P&C, partially offset by a higher net loss in Corporate Services.

Q1 2021 vs. Q4 2020

Reported net income was $2,017 million, an increase of $433 million or 27% from the prior quarter, and adjusted net income was $2,038 million, an increase of $428 million or 27%. Reported EPS increased $0.66 or 28% and adjusted EPS increased $0.65 or 27% from the prior quarter.

Adjusted results were driven by higher revenue, partially offset by higher expenses, and the impact of lower provisions for credit losses. Net income increased across all operating groups, partially offset by a higher net loss in Corporate Services.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Revenue

Q1 2021 vs. Q1 2020

Total revenue was $6,975 million, an increase of $228 million or 3% from the prior year. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue increased $343 million, or 6% from $6,031 million in the prior year.

Revenue increased in BMO Capital Markets due to higher trading revenue from strong client activity, in our P&C businesses, primarily due to higher net interest income, and in BMO Wealth Management, primarily reflecting stronger global markets and higher online brokerage revenue, partially offset by lower insurance revenue. Revenue in Corporate Services was unchanged. Results were also impacted by the weaker U.S. dollar.

Net interest income was $3,578 million, an increase of $190 million or 6%. Excluding trading, net interest income was $3,100 million, an increase of $69 million or 2%, largely due to higher net interest income in the P&C businesses, partially offset by the impact of the weaker U.S. dollar.

Average earning assets were $893.9 billion, an increase of $88.5 billion or 11%, due to higher securities, short-term cash positions, including securities borrowed or purchased under resale agreements, and loan growth, partially offset by the impact of the weaker U.S. dollar. BMO’s overall net interest margin decreased 8 basis points from the prior year, primarily driven by higher liquidity levels, partially offset by higher trading net interest income and a higher margin in U.S. P&C. Excluding trading, net interest margin decreased 12 basis points.

Non-interest revenue, net of CCPB, was $2,796 million, an increase of $153 million or 6%. Excluding trading and net of CCPB, non-interest revenue was $2,584 million, an increase of $82 million or 3% from the prior year, with increases across most categories.

Gross insurance revenue decreased $136 million from the prior year, primarily due to changes in the fair value of investments, largely offset by changes in policy benefit liabilities, the impact of which is reflected in CCPB, as discussed on page 11. We generally focus on analyzing revenue, net of CCPB, given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Q1 2021 vs. Q4 2020

Total revenue was $6,975 million, an increase of $989 million or 17% from the prior quarter. Revenue, net of CCPB, was $6,374 million, an increase of $388 million or 6% from the prior quarter.

Revenue increased in BMO Capital Markets, primarily due to higher trading revenue, in our P&C businesses due to higher net interest income and non-interest revenue, and in BMO Wealth Management due to stronger global markets and higher online brokerage revenue, partially offset by lower Corporate Services revenue. Results were also impacted by the weaker U.S. dollar.

Net interest income increased $48 million or 1%. Excluding trading, net interest income increased $82 million or 3%, largely due to higher net interest income, particularly in the P&C businesses, as well as in BMO Capital Markets and BMO Wealth Management, partially offset by lower net interest income in Corporate Services and the impact of the weaker U.S. dollar.

Average earning assets increased $17.6 billion or 2%, primarily due to higher securities, higher short-term cash positions, and loan growth, partially offset by the impact of the weaker U.S. dollar. BMO’s overall net interest margin decreased 1 basis point from the prior quarter, primarily due to higher trading assets and lower net interest income in Corporate Services, partially offset by a higher margin in the P&C businesses. Excluding trading, net interest margin increased 4 basis points from the prior quarter, primarily due to a higher margin in the P&C businesses, partially offset by lower net interest income in Corporate Services.

Non-interest revenue, net of CCPB, was $2,796 million, an increase of $340 million or 14% from the prior quarter. Excluding trading and net of CCPB, non-interest revenue increased $151 million or 6%. The increase was primarily driven by higher securities gains other than trading, securities commission and fees, mutual fund revenue, lending revenue, and investment management and custodial fee revenue.

Gross insurance revenue increased $601 million from the prior quarter, due to changes in the fair value of investments. The increase in insurance revenue was largely offset by changes in CCPB, as discussed on page 11.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

9 BMO Financial Group First Quarter Report 2021

Provision for Credit Losses

Q1 2021 vs. Q1 2020

Total provision for credit losses was $156 million, a decrease of $193 million from the prior year. The total provision for credit losses ratio was 14 basis points, compared with 31 basis points in the prior year. The provision for credit losses on impaired loans was $215 million, a decrease of $109 million from $324 million in the prior year, largely due to lower commercial provisions in U.S. P&C. The provision for credit losses on impaired loans ratio was 19 basis points, compared with 29 basis points in the prior year. There was a $59 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $25 million provision in the prior year. The $25 million provision for credit losses on performing loans in the prior year was due to credit migration and portfolio growth, while the $59 million recovery of the provision in the current quarter reflects an improving economic outlook and positive credit migration, largely offset by the impact of the uncertain environment on credit conditions, including an increased adverse scenario weight.

Q1 2021 vs. Q4 2020

Total provision for credit losses was $156 million, a decrease of $276 million from the prior quarter. The total provision for credit losses ratio was 14 basis points, compared with 37 basis points in the prior quarter. The provision for credit losses on impaired loans decreased $124 million, primarily due to lower commercial provisions in our P&C businesses and lower provisions in BMO Capital Markets. The provision for credit losses on impaired loans ratio was 19 basis points, compared with 29 basis points in the prior quarter. There was a $59 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $93 million provision in the prior quarter. The $93 million provision for credit losses on performing loans in the prior quarter reflects a more severe adverse scenario, partially offset by an improving economic outlook and lower balances, while the $59 million recovery of the provision in the current quarter reflects an improving economic outlook and positive credit migration, largely offset by the impact of the uncertain environment on credit conditions, including an increased adverse scenario weight.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q1-2021
Provision for (recovery of) credit losses on impaired loans	149	20	169	2	45	(1)	215
Provision for (recovery of) credit losses on performing loans	(2)	(51)	(53)	(4)	(2)	-	(59)
Total provision for (recovery of) credit losses	147	(31)	116	(2)	43	(1)	156
Q4-2020
Provision for (recovery of) credit losses on impaired loans	180	53	233	-	105	1	339
Provision for (recovery of) credit losses on performing loans	11	126	137	5	(41)	(8)	93
Total provision for (recovery of) credit losses	191	179	370	5	64	(7)	432
Q1-2020
Provision for (recovery of) credit losses on impaired loans	138	132	270	-	53	1	324
Provision for (recovery of) credit losses on performing loans	14	17	31	3	(3)	(6)	25
Total provision for (recovery of) credit losses	152	149	301	3	50	(5)	349

Provision for Credit Losses Performance Ratios

	Q1-2021	Q4-2020	Q1-2020
Total PCL-to-average net loans and acceptances (annualized) (%)	0.14	0.37	0.31
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.19	0.29	0.29

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Impaired Loans

Total gross impaired loans (GIL) were $3,442 million, compared with $2,822 million in the prior year, with the largest increase in impaired loans attributed to the retail trade industry. GIL decreased $196 million from $3,638 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $665 million, compared with $831 million in the prior year, and $662 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q1-2021	Q4-2020	Q1-2020
GIL, beginning of period	3,638	4,413	2,629
Classified as impaired during the period	665	662	831
Transferred to not impaired during the period	(182)	(295)	(201)
Net repayments	(402)	(723)	(319)
Amounts written-off	(179)	(274)	(127)
Recoveries of loans and advances previously written-off	-	-	-
Disposals of loans	(14)	(130)	-
Foreign exchange and other movements	(84)	(15)	9
GIL, end of period	3,442	3,638	2,822
GIL to gross loans and acceptances (%)	0.74	0.78	0.62

(1)	GIL excludes purchased credit impaired loans.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2021 10

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $601 million in 2021, a decrease of $115 million from the prior year. Results decreased, largely due to changes in the fair value of policy benefit liabilities.

CCPB increased $601 million from the prior quarter, due to an increase in the fair value of policy benefit liabilities. The changes were largely offset in revenue.

Non-Interest Expense

Reported non-interest expense was $3,613 million, a decrease of $56 million or 2% from the prior year, and adjusted non-interest expense was $3,585 million, a decrease of $52 million or 1%. The decrease was largely due to lower travel and business development costs and communication costs, partially offset by higher computer and equipment costs. Non-interest expenses were also impacted by the weaker U.S. dollar.

Reported non-interest expense was $3,613 million, an increase of $65 million or 2% from the prior quarter, and adjusted non-interest expense was $3,585 million, an increase of $70 million or 2%. The increase was driven by higher employee-related costs, including stock-based compensation for employees eligible to retire that are expensed in the first quarter of each year and seasonality of benefits, partially offset by lower computer and equipment costs, as well as decreases in professional fees and travel and business development costs. Non-interest expenses were also impacted by the weaker U.S. dollar.

Reported operating leverage on a net revenue basis was positive 7.2% and adjusted operating leverage on a net revenue basis was positive 7.1%.

The reported efficiency ratio was 51.8%, compared with 54.4% in the prior year, and was 56.7% on a net revenue basis, compared with 60.8% in the prior year. The adjusted efficiency ratio on a net revenue basis was 56.3%, compared with 60.3% in the prior year.

Non-interest expense is detailed in the unaudited condensed consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Income Taxes

The provision for income taxes was $588 million, an increase of $167 million from the first quarter of 2020, and an increase of $166 million from the fourth quarter of 2020. The effective tax rate for the current quarter was 22.6%, compared with 20.9% in the first quarter of 2020, and 21.1% in the fourth quarter of 2020.

The adjusted provision for income taxes was $595 million, an increase of $167 million from the first quarter of 2020, and an increase of $166 million from the fourth quarter of 2020. The adjusted effective tax rate was 22.6% in the current quarter, compared with 21.0% in the first quarter of 2020, and 21.1% in the fourth quarter of 2020. The higher reported and adjusted effective tax rate in the current quarter relative to the first quarter of 2020 and the fourth quarter of 2020 was primarily due to earnings mix, including the impact of higher pre-tax income in the current quarter.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

11 BMO Financial Group First Quarter Report 2021

Balance Sheet

(Canadian $ in millions)	As at January 31, 2021	As at October 31, 2020
Assets
Cash and interest bearing deposits with banks	81,467	66,443
Securities	233,190	234,260
Securities borrowed or purchased under resale agreements	121,573	111,878
Net Loans and Acceptances	463,734	460,913
Derivative instruments	34,054	36,815
Other assets	39,193	38,952
Total assets	973,211	949,261
Liabilities and Equity
Deposits	672,500	659,034
Derivative instruments	29,430	30,375
Securities lent or sold under repurchase agreements	99,892	88,658
Other liabilities	107,965	106,185
Subordinated debt	7,276	8,416
Equity	56,148	56,593
Total liabilities and equity	973,211	949,261

  Certain comparative figures have been reclassified to conform with the current period presentation.

Total assets were $973.2 billion as at January 31, 2021, an increase of $24.0 billion from October 31, 2020. The weaker U.S. dollar decreased assets by $16.8 billion, excluding the impact on derivative financial assets.

Cash and cash equivalents and interest bearing deposits with banks increased $15.0 billion, due to higher balances held with central banks, partially offset by the impact of the weaker U.S. dollar.

Securities decreased $1.1 billion, as higher client activity in BMO Capital Markets and treasury activities in Corporate Services were more than offset by the impact of the weaker U.S. dollar.

Securities borrowed or purchased under resale agreements increased $9.7 billion, due to higher client activity in BMO Capital Markets, partially offset by treasury activities in Corporate Services and the impact of the weaker U.S dollar.

Net loans and acceptances increased $2.8 billion. Business and government loans and acceptances increased $1.9 billion, primarily due to growth in U.S. P&C, largely offset by the impact of the weaker U.S. dollar, and lower balances in BMO Capital Markets due to lower loan utilization. Residential mortgages increased $1.1 billion, due to growth in Canadian P&C, partially offset by lower balances in U.S. P&C, including the impact of the weaker U.S. dollar.

Derivative financial assets decreased $2.8 billion, due to a decrease in the value of client-driven trading derivatives in BMO Capital Markets, with a decrease in the fair value of equity and interest rate contracts, partially offset by an increase in the fair value of foreign exchange contracts.

Other assets were relatively unchanged from the prior period.

Liabilities increased $24.4 billion from October 31, 2020. The weaker U.S. dollar decreased liabilities by $15.6 billion, excluding the impact on derivative financial liabilities.

Deposits increased $13.5 billion, with growth across all operating groups, partially offset by the impact of the weaker U.S. dollar.

Derivative financial liabilities decreased $0.9 billion, partially due to a decrease in the value of client-driven trading derivatives in BMO Capital Markets, with a decrease in the fair value of interest rate and commodities contracts, partially offset by an increase in the fair value of foreign exchange contracts.

Securities lent or sold under repurchase agreements increased $11.2 billion, driven by client activity in BMO Capital Markets, partially offset by the impact of the weaker U.S. dollar.

Other liabilities increased $1.8 billion, as higher securities sold but not yet purchased, driven by client activity in BMO Capital Markets, was primarily offset by a decrease in acceptances, lower secured funding and the impact of the weaker U.S. dollar.

Subordinated debt decreased $1.1 billion, primarily due to a maturity in the current quarter.

Equity decreased $0.4 billion from October 31, 2020, as higher retained earnings was more than offset by a decrease in accumulated other comprehensive income and lower preferred shares and other equity instruments. Retained earnings increased $1.3 billion, as a result of net income earned in the quarter, partially offset by dividends and distributions on other equity instruments. Accumulated other comprehensive income decreased $1.0 billion, primarily due to the impact of the weaker U.S. dollar on the translation of net foreign operations and the impact of lower own credit spreads on financial liabilities designated at fair value, partially offset by an increase in the value of pension plan assets on pension and other employee future benefit plans. Preferred shares and other equity instruments decreased $0.8 billion, due to redemptions in the quarter.

Contractual obligations by year of maturity are outlined on page 36 in this document.

Please see the Impact of COVID-19 and Risk Management sections.

BMO Financial Group First Quarter Report 2021 12

Capital Management

BMO continues to manage its capital within the framework described on page 63 of BMO’s 2020 Annual Report.

First Quarter 2021 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 12.4% as at January 31, 2021, increased from 11.9% at the end of the fourth quarter of fiscal 2020, due to strong internal capital generation, other net positive capital changes and lower source currency risk-weighted assets (RWA).

CET1 Capital was $40.9 billion as at January 31, 2021, an increase from $40.1 billion as at October 31, 2020, primarily due to retained earnings growth, pension and other employee future benefits impact and lower net deductions, which were partially offset by a decline in accumulated other comprehensive income, primarily due to foreign exchange movements and a decrease in the Office of the Superintendent of Financial Institutions’ (OSFI) regulatory adjustment for expected credit loss provisioning, driven by the transitional reduction in the applicable scaling factor.

RWA were $328.8 billion as at January 31, 2021, decreased from $336.6 billion as at October 31, 2020, driven by asset quality changes, foreign exchange movements and model updates, partially offset by growth in asset size.

The bank’s Tier 1 and Total Capital Ratios were 14.2% and 16.6%, respectively, as at January 31, 2021, compared with 13.6% and 16.2%, respectively, as at October 31, 2020. The Tier 1 Ratio and Total Capital Ratio were higher than the prior quarter, primarily due to the factors impacting the CET1 Ratio. The Total Capital Ratio was also impacted by a subordinated debt redemption.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the our capital ratios. We may manage the impact of foreign exchange movements on our capital ratios and did so during the current quarter. Any such activities could also impact our book value and return on equity.

BMO’s Leverage Ratio was 4.8% as at January 31, 2021, consistent with the fourth quarter of fiscal 2020, as higher Tier 1 Capital was offset by higher leverage exposures.

Regulatory Capital Developments

On January 27, 2021, OSFI advised federally regulated deposit-taking institutions (DTIs) that loans to businesses through the Government of Canada’s Highly Affected Sectors Credit Availability Program (HASCAP) can be treated as exposures to the Government of Canada. DTIs must include the entire amount of the loan in the leverage ratio calculation.

On January 11, 2021, OSFI communicated its plan to launch the final consultation on domestic implementation of the Basel III reforms in March 2021.

On December 14, 2020, OSFI announced that while the restrictions on regular dividend increases remain in place, there may be exceptional circumstances where a non-recurring payment of special, or irregular, dividends may be acceptable, but the objective cannot be the distribution of capital to a broad group of shareholders.

On December 8, 2020, OSFI announced that the Domestic Stability Buffer (DSB) will remain at 1.0%, unchanged from the level set on March 13, 2020.

On November 5, 2020, OSFI announced an eight-month extension of the temporary exclusion of central bank reserves and sovereign-issued securities from the DTIs’ leverage ratio exposure measures which will now remain in place until December 31, 2021.

Please refer to the Enterprise-Wide Capital Management section on pages 63 to 70 of BMO’s 2020 Annual Report for a summary of the modifications to capital requirements announced by OSFI in 2020 to address the market disruption posed by COVID-19. For those that are temporary in nature, OSFI will continue to closely monitor the economic and financial outlook and provide guidance on the unwinding of the modifications.

Regulatory Capital

Regulatory capital requirements for BMO are determined in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on the capital standards developed by the Basel Committee on Banking Supervision. For more information see the Enterprise-Wide Capital Management section on pages 63 to 70 of BMO’s 2020 Annual Report.

OSFI’s capital requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at January 31, 2021
Common Equity Tier 1 Ratio	4.5%	3.5%	1.0%	9.0%	12.4%
Tier 1 Capital Ratio	6.0%	3.5%	1.0%	10.5%	14.2%
Total Capital Ratio	8.0%	3.5%	1.0%	12.5%	16.6%
Leverage Ratio	3.0%	na	na	3.0%	4.8%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for domestic systemically important banks (D-SIBs) and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the first quarter of 2021). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is set at 1.0% at January 31, 2021. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions.

na – not applicable

13 BMO Financial Group First Quarter Report 2021

Under Canada’s Bank Recapitalization (Bail-In) Regime, eligible senior debt issued on or after September 23, 2018 is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in debt into common shares. This statutory conversion supplements non-viable contingent capital (NVCC) instruments, which must be converted, in full, prior to the conversion of bail-in debt. The prospective minimum requirements for Total Loss Absorbing Capacity (TLAC) are currently set at a risk-based TLAC ratio of 22.5% of RWA, including a 1.0% DSB, and a TLAC leverage ratio of 6.75%. The bank expects to meet the minimum requirements when they come into effect on November 1, 2021. As at January 31, 2021, BMO’s TLAC ratio was 24.6% and its TLAC leverage ratio was 8.4%.

Regulatory Capital Position

(Canadian $ in millions, except as noted)	Q1-2021	Q4-2020	Q1-2020
Gross common equity (1)	50,300	49,995	46,828
Regulatory adjustments applied to common equity	(9,365)	(9,918)	(9,684)
Common Equity Tier 1 capital (CET1)	40,935	40,077	37,144
Additional Tier 1 eligible capital (2)	5,848	5,848	5,348
Regulatory adjustments applied to Tier 1	(83)	(85)	(214)
Additional Tier 1 capital (AT1)	5,765	5,763	5,134
Tier 1 capital (T1 = CET1 + AT1)	46,700	45,840	42,278
Tier 2 eligible capital (3)	7,963	8,874	7,216
Regulatory adjustments applied to Tier 2	(79)	(53)	(56)
Tier 2 capital (T2)	7,884	8,821	7,160
Total capital (TC = T1 + T2)	54,584	54,661	49,438
Risk-weighted Assets (4)	328,822	336,607	325,647
Leverage Ratio Exposures	966,509	953,640	985,382
Capital ratios (%)
CET1 Ratio	12.4	11.9	11.4
Tier 1 Capital Ratio	14.2	13.6	13.0
Total Capital Ratio	16.6	16.2	15.2
Leverage Ratio	4.8	4.8	4.3

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)	For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

Outstanding Shares and Securities Convertible into Common Shares (1)

As at January 31, 2021	Number of shares or dollar amount (in millions)
Common shares (2)	646.9
Class B Preferred shares
Series 25	$236
Series 26	$54
Series 27*	$500
Series 29*	$400
Series 31*	$300
Series 33*	$200
Series 38*	$600
Series 40*	$500
Series 42*	$400
Series 44*	$400
Series 46*	$350
Other Equity Instruments*
4.8% Additional Tier 1 Capital Notes	US$500
4.3% Limited Recourse Capital Notes, Series 1 (LRCNs)	$1,250
Medium-Term Notes*
Series I - First Tranche	$1,250
Series I - Second Tranche	$850
3.803% Subordinated Notes due 2032	US$1,250
4.338% Subordinated Notes due 2028	US$850
Series J - First Tranche	$1,000
Series J - Second Tranche	$1,250
Stock options
Vested	3.8
Non-vested	3.2

*   Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the $1,250 million of Preferred Shares Series 48.

(1)  Details on the Medium-Term Notes are outlined in Note 15 to the audited consolidated financial statements on page 183 of BMO’s 2020 Annual Report. Details on share capital and Other Equity Instruments are outlined in Note 5 to the unaudited interim consolidated financial statements and Note 16 to the audited annual consolidated financial statements on page 184 of BMO’s 2020 Annual Report.

(2)  Common Shares are net of 79,320 treasury shares.

BMO Financial Group First Quarter Report 2021 14

Other Capital Developments

During the quarter, 407,360 common shares were issued through the exercise of stock options.

On December 8, 2020, we redeemed all of our outstanding $1,000 million subordinated debentures, Series H Medium-Term Notes Second Tranche at par, together with accrued and unpaid interest to, but excluding, the redemption date.

On November 25, 2020, we redeemed all of our 6 million issued and outstanding Non-Cumulative Perpetual Class B Preferred Shares, Series 35 (NVCC) for an aggregate total of $156 million and all of our 600,000 issued and outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 36 (NVCC) for an aggregate total of $600 million.

If a NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.3 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Dividends

On February 23, 2021, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.06 per share, consistent with the prior quarter and the prior year. The dividend is payable on May 26, 2021, to shareholders of record on May 3, 2021. OSFI’s expectation set in March 2020 that federally regulated financial institutions should halt dividend increases, remains in effect until further notice. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan. Until further notice, such additional common shares will be purchased on the open market.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

15 BMO Financial Group First Quarter Report 2021

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of the operating groups for the first quarter of 2021. See also the Impact of COVID-19 section on page 8 and the Risk Management section on page 28 in this document, as well as the Enterprise-Wide Risk Management sections in BMO’s 2020 Annual Report starting on page 73.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, allocations of revenue, provisions for credit losses and expenses are updated to better align with current experience.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q1-2021	Q4-2020	Q1-2020

Net interest income (teb)	2,699	2,602	2,608
Non-interest revenue	810	761	830
Total revenue (teb)	3,509	3,363	3,438
Provision for (recovery of) credit losses on impaired loans	169	233	270
Provision for (recovery of) credit losses on performing loans	(53)	137	31
Total provision for credit losses	116	370	301
Non-interest expense	1,639	1,713	1,748
Income before income taxes	1,754	1,280	1,389
Provision for income taxes (teb)	435	309	339
Reported net income	1,319	971	1,050
Amortization of acquisition-related intangible assets (1)	7	10	10
Adjusted net income	1,326	981	1,060
Net income growth (%)	25.6	(11.9)	(3.8)
Adjusted net income growth (%)	25.0	(11.9)	(3.9)
Revenue growth (%)	2.0	(2.2)	4.6
Non-interest expense growth (%)	(6.2)	(3.0)	1.5
Adjusted non-interest expense growth (%)	(6.0)	(2.9)	1.5
Return on equity (%)	20.5	14.7	16.2
Adjusted return on equity (%)	20.6	14.8	16.4
Operating leverage (teb) (%)	8.2	0.8	3.1
Adjusted operating leverage (teb) (%)	8.0	0.7	3.1
Efficiency ratio (teb) (%)	46.7	50.9	50.8
Adjusted efficiency ratio (teb) (%)	46.4	50.5	50.4
Net interest margin on average earning assets (teb) (%)	2.95	2.86	2.91
Average earning assets	363,188	362,442	356,467
Average gross loans and acceptances	371,073	370,537	366,696
Average net loans and acceptances	368,430	367,857	364,948
Average deposits	358,772	357,974	306,155

(1)	Total P&C before tax amounts of $9 million in Q1-2021, $14 million in Q4-2020, and $13 million in Q1-2020 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,319 million, an increase of 26% from the prior year. Adjusted net income was $1,326 million, an increase 25% from the prior year. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2021 16

Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q1-2021	Q4-2020	Q1-2020

Net interest income	1,608	1,544	1,557
Non-interest revenue	491	487	525
Total revenue	2,099	2,031	2,082
Provision for (recovery of) credit losses on impaired loans	149	180	138
Provision for (recovery of) credit losses on performing loans	(2)	11	14
Total provision for credit losses	147	191	152
Non-interest expense	954	968	987
Income before income taxes	998	872	943
Provision for income taxes	261	225	244
Reported net income	737	647	699
Amortization of acquisition-related intangible assets (1)	-	1	-
Adjusted net income	737	648	699
Personal revenue	1,292	1,253	1,292
Commercial revenue	807	778	790
Net income growth (%)	5.3	(8.8)	7.9
Revenue growth (%)	0.7	(2.2)	6.9
Non-interest expense growth (%)	(3.3)	(0.8)	3.3
Adjusted non-interest expense growth (%)	(3.3)	(0.8)	3.3
Return on equity (%)	25.9	22.7	26.0
Adjusted return on equity (%)	25.9	22.7	26.0
Operating leverage (%)	4.0	(1.4)	3.6
Adjusted operating leverage (%)	4.0	(1.4)	3.6
Efficiency ratio (%)	45.4	47.6	47.4
Net interest margin on average earning assets (%)	2.66	2.60	2.68
Average earning assets	239,777	236,550	231,286
Average gross loans and acceptances	253,771	251,042	247,421
Average net loans and acceptances	252,258	249,500	246,457
Average deposits	219,952	217,927	191,462

(1)	Before tax amounts of $nil in Q1-2021, $1 million in Q4-2020, and $nil in Q1-2020 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q1 2021 vs. Q1 2020

Canadian P&C reported and adjusted net income was $737 million, an increase of $38 million or 5% from the prior year.

Total revenue was $2,099 million, an increase of $17 million or 1% from the prior year. Net interest income increased, largely driven by higher balances, partially offset by lower margins. Non-interest revenue decreased, primarily due to lower credit card fee revenue. Net interest margin of 2.66% decreased 2 basis points, reflecting the impact of the lower interest rate environment.

Personal revenue was unchanged from the prior year, as higher net interest income was offset by lower non-interest revenue. Commercial revenue increased $17 million or 2%, due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $147 million, a decrease of $5 million from the prior year. The provision for credit losses on impaired loans was $149 million, an increase of $11 million, due to higher commercial provisions, partially offset by lower consumer provisions. There was a $2 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $14 million provision in the prior year.

Non-interest expense was $954 million, a decrease of $33 million or 3% from the prior year, due to lower employee-related costs and other operating costs.

Average total gross loans and acceptances increased $6.3 billion or 3% from the prior year to $253.8 billion. Personal lending balances increased 4% and commercial loan balances increased 1%, while credit card balances decreased 13%. Average total deposits increased $28.5 billion or 15% to $220.0 billion. Personal deposits increased 7% and commercial deposits increased 28%, reflecting the higher liquidity retained by customers, due to the impact of COVID-19.

Q1 2021 vs. Q4 2020

Reported net income was $737 million, an increase of $90 million or 14% from the prior quarter, and adjusted net income was $737 million, an increase of $89 million or 14%.

Total revenue was $2,099 million, an increase of $68 million or 3% from the prior quarter. Net interest income increased, largely driven by higher margins and higher balances. Non-interest revenue increased modestly. Net interest margin of 2.66% increased 6 basis points from the prior quarter, largely due to higher loan margins and a favourable product mix.

Personal revenue increased $39 million or 3%, due to higher net interest income, partially offset by lower non-interest revenue. Commercial revenue increased $29 million or 4%, due to higher net interest income and higher non-interest revenue.

Total provision for credit losses was $147 million, a decrease of $44 million from the prior quarter. The provision for credit losses on impaired loans decreased $31 million, largely due to lower commercial provisions. There was a $2 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $11 million provision in the prior quarter.

Non-interest expense was $954 million, a decrease of $14 million or 1% from the prior quarter.

Average total gross loans and acceptances increased $2.7 billion or 1% from the prior quarter. Personal loans increased 2% and commercial loan balances were relatively unchanged, while credit card balances decreased 2%. Average total deposits increased $2.0 billion or 1%, with growth of 3% in commercial deposit balances, partially offset by decline in personal deposit balances of 1%.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

17 BMO Financial Group First Quarter Report 2021

U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q1-2021	Q4-2020	Q1-2020

Net interest income (teb)	850	800	798
Non-interest revenue	249	207	232
Total revenue (teb)	1,099	1,007	1,030
Provision for (recovery of) credit losses on impaired loans	15	40	100
Provision for (recovery of) credit losses on performing loans	(40)	95	13
Total provision for (recovery of) credit losses	(25)	135	113
Non-interest expense	533	564	578
Income before income taxes	591	308	339
Provision for income taxes (teb)	137	62	72
Reported net income	454	246	267
Amortization of acquisition-related intangible assets (1)	5	8	8
Adjusted net income	459	254	275

Personal revenue	333	320	328
Commercial revenue	766	687	702
Net income growth (%)	70.2	(17.3)	(19.7)
Adjusted net income growth (%)	67.4	(17.1)	(19.4)
Revenue growth (%)	6.7	(2.0)	2.8
Non-interest expense growth (%)	(7.8)	(5.6)	0.6
Adjusted non-interest expense growth (%)	(7.3)	(5.5)	0.7
Return on equity (%)	16.3	8.6	9.2
Adjusted return on equity (%)	16.4	8.8	9.5
Operating leverage (teb) (%)	14.5	3.6	2.2
Adjusted operating leverage (teb) (%)	14.0	3.5	2.1
Efficiency ratio (teb) (%)	48.5	56.0	56.1
Adjusted efficiency ratio (teb) (%)	47.9	55.0	55.2
Net interest margin on average earning assets (teb) (%)	3.51	3.34	3.34
Average earning assets	96,121	95,255	95,114
Average gross loans and acceptances	91,364	90,415	90,626
Average net loans and acceptances	90,484	89,554	90,030
Average deposits	108,115	105,964	87,155

(Canadian $ equivalent in millions)

Net interest income (teb)	1,091	1,058	1,051
Non-interest revenue	319	274	305
Total revenue (teb)	1,410	1,332	1,356
Provision for (recovery of) credit losses on impaired loans	20	53	132
Provision for (recovery of) credit losses on performing loans	(51)	126	17
Total provision for (recovery of) credit losses	(31)	179	149
Non-interest expense	685	745	761
Income before income taxes	756	408	446
Provision for income taxes (teb)	174	84	95
Reported net income	582	324	351
Adjusted net income	589	333	361
Net income growth (%)	66.1	(17.5)	(21.0)
Adjusted net income growth (%)	63.3	(17.3)	(20.7)
Revenue growth (%)	4.1	(2.2)	1.3
Non-interest expense growth (%)	(10.0)	(5.7)	(0.8)
Adjusted non-interest expense growth (%)	(9.6)	(5.6)	(0.7)
Average earning assets	123,411	125,892	125,181
Average gross loans and acceptances	117,302	119,495	119,275
Average net loans and acceptances	116,172	118,357	118,491
Average deposits	138,820	140,047	114,693

(1)	Before tax amounts of US$7 million in Q1-2021, US$10 million in both Q4-2020 and Q1-2020 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q1 2021 vs. Q1 2020

U.S. P&C reported net income was $582 million, an increase of $231 million or 66% from the prior year, and adjusted net income was $589 million, an increase of $228 million or 63%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $454 million, an increase of $187 million or 70% from the prior year, and adjusted net income was $459 million, an increase of $184 million or 67%.

Total revenue was $1,099 million, an increase of $69 million or 7% from the prior year. Net interest income increased due to higher loan margins and deposit balances, partially offset by lower deposit margins. Non-interest revenue increased, including advisory and deposit fee revenue. Net interest margin of 3.51% increased 17 basis points, primarily due to higher loan margins, accelerated Paycheck Protection Program (PPP) fee income from loan forgiveness and higher deposit balances, partially offset by lower deposit margins, reflecting the impact of the lower interest rate environment.

Personal revenue increased $5 million or 2%, due to higher non-interest revenue, partially offset by lower net interest income. Commercial revenue increased $64 million or 9%, due to higher net interest income and non-interest revenue.

Total recovery of the provision for credit losses was $25 million, compared with a provision for credit losses of $113 million in the prior year. The provision for credit losses on impaired loans was $15 million, a decrease of $85 million, largely due to lower commercial provisions. There was a $40 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $13 million provision in the prior year.

BMO Financial Group First Quarter Report 2021 18

Non-interest expense was $533 million, a decrease of $45 million or 8% from the prior year, and adjusted non-interest expense was $526 million, a decrease of $42 million or 7%, primarily due to lower technology and employee-related costs, as well as lower operating costs.

Average total gross loans and acceptances increased $0.7 billion or 1% from the prior year to $91.4 billion, driven by growth in government lending loan programs due to the impact of COVID-19, partially offset by lower loan utilization in the commercial portfolio. Commercial loan balances increased 2% and personal lending balances decreased 6%. Average total deposits increased $20.9 billion or 24% to $108.1 billion, with 51% growth in commercial deposit balances and 1% growth in personal deposit balances, reflecting the higher liquidity retained by customers due to the impact of COVID-19.

Q1 2021 vs. Q4 2020

Reported net income was $582 million, an increase of $258 million or 80% from the prior quarter, and adjusted net income was $589 million, an increase of $256 million or 76%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $454 million, an increase of $208 million or 85%, and adjusted net income was $459 million, an increase of $205 million or 82%.

Total revenue was $1,099 million, an increase of $92 million or 9% from the prior quarter. Net interest income increased due to higher margins and balances. Non-interest revenue increased across a number of categories. Net interest margin of 3.51% increased 17 basis points, primarily due to higher loan margins and accelerated PPP fee income from loan forgiveness.

Personal revenue increased $13 million or 4%, due to higher net interest income and higher non-interest revenue. Commercial revenue increased $79 million or 12%, due to higher net interest income and higher non-interest revenue.

Total recovery of the provision for credit losses was $25 million, compared with a $135 million provision for credit losses in the prior quarter. The provision for credit losses on impaired loans was $15 million, a decrease of $25 million from the prior quarter, due to lower commercial provisions, partially offset by higher consumer provisions. There was a $40 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $95 million provision in the prior quarter.

Non-interest expense was $533 million, a decrease of $31 million or 5% from the prior quarter and adjusted non-interest expense was $526 million, a decrease of $28 million or 5%, as lower technology and premises costs were partially offset by higher employee-related costs.

Average total gross loans and acceptances increased $0.9 billion or 1% from the prior quarter. Commercial loans increased 2% and personal loans decreased 3%. Average total deposits increased $2.1 billion or 2%, with 6% growth in commercial deposits and 3% decrease in personal deposits.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

19 BMO Financial Group First Quarter Report 2021

BMO Wealth Management

(Canadian $ in millions, except as noted)	Q1-2021	Q4-2020	Q1-2020

Net interest income	239	228	231
Non-interest revenue	1,738	1,081	1,794
Total revenue	1,977	1,309	2,025
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	601	-	716
Revenue, net of CCPB	1,376	1,309	1,309
Provision for (recovery of) credit losses on impaired loans	2	-	-
Provision for (recovery of) credit losses on performing loans	(4)	5	3
Total provision for (recovery of) credit losses	(2)	5	3
Non-interest expense	906	882	912
Income before income taxes	472	422	394
Provision for income taxes	114	102	103
Reported net income	358	320	291
Amortization of acquisition-related intangible assets (1)	8	8	9
Adjusted net income	366	328	300
Traditional Wealth businesses reported net income	286	253	209

Traditional Wealth businesses adjusted net income	294	261	218
Insurance reported net income (loss)	72	67	82
Insurance adjusted net income (loss)	72	67	82
Net income growth (%)	23.1	20.0	22.2
Adjusted net income growth (%)	22.1	9.3	20.9
Revenue growth (%)	(2.3)	(16.4)	(5.3)
Revenue growth, net of CCPB (%)	5.2	6.3	7.9
Adjusted CCPB	601	-	716
Revenue growth, net of adjusted CCPB (%)	5.2	4.2	7.9
Non-interest expense growth (%)	(0.7)	2.5	1.8
Adjusted non-interest expense growth (%)	(0.5)	2.6	2.0
Return on equity (%)	22.4	20.1	18.4
Adjusted return on equity (%)	22.9	20.6	19.0
Operating leverage, net of CCPB (%)	5.9	3.8	6.1
Adjusted operating leverage, net of CCPB (%)	5.7	1.6	5.9
Reported efficiency ratio (%)	45.8	67.3	45.0
Reported efficiency ratio, net of CCPB (%)	65.8	67.3	69.7
Adjusted efficiency ratio (%)	45.3	66.5	44.5
Adjusted efficiency ratio, net of CCPB (%)	65.1	66.5	68.8
Assets under management	518,726	482,554	482,268
Assets under administration (2)	448,786	411,959	410,544
Average assets	47,535	46,583	44,219
Average gross loans and acceptances	27,785	27,339	25,433
Average net loans and acceptances	27,740	27,296	25,402
Average deposits	49,341	46,858	39,413

(1)	Before tax amounts of $10 million in both Q1-2021 and Q4-2020, and $11 million in Q1-2020 are included in non-interest expense.
(2)	Certain assets under management that are also administered by the bank are included in assets under administration.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q1 2021 vs. Q1 2020

BMO Wealth Management reported net income was $358 million, an increase of $67 million or 23% from the prior year, and adjusted net income was $366 million, an increase of $66 million or 22%. Traditional Wealth reported net income was $286 million, an increase of $77 million or 37%, and adjusted net income was $294 million, an increase of $76 million or 35%. Insurance net income was $72 million, compared with $82 million in the prior year.

Total revenue was $1,977 million, compared with $2,025 million in the prior year. Revenue, net of CCPB, was $1,376 million, an increase of $67 million or 5%. Revenue in Traditional Wealth was $1,245 million, an increase of $84 million or 7%, reflecting stronger global markets, an increase in online brokerage revenue from higher transaction volumes, and higher net interest income with strong deposit and loan growth, partially offset by lower margins. Insurance revenue, net of CCPB, decreased $17 million, as the prior year included benefits from changes in investments to improve asset-liability management and more favourable market movements, relative to the current year.

Non-interest expense was $906 million, a decrease of $6 million or 1%, and adjusted non-interest expense was $896 million, a decrease of $5 million or 1%, with lower operating costs, largely offset by higher revenue-based costs given business performance.

Assets under management increased $36.5 billion or 8%, primarily driven by stronger global markets and growth in client assets. Assets under administration increased $38.2 billion or 9%, due to stronger global markets and growth in client assets, partially offset by foreign exchange movements. Average gross loans and average deposits increased 9% and 25%, respectively.

BMO Financial Group First Quarter Report 2021 20

Q1 2021 vs. Q4 2020

Reported net income was $358 million, an increase of $38 million or 12% from the prior quarter, and adjusted net income was $366 million, an increase of $38 million or 11%. Traditional Wealth reported net income was $286 million and adjusted net income was $294 million, both increasing $33 million or 13% from the prior quarter. Insurance net income was $72 million, relatively unchanged from the prior quarter.

Total revenue, net of CCPB, was $1,376 million, an increase of $67 million or 5%. Traditional Wealth revenue was $1,245 million, an increase of $63 million or 5%, reflecting stronger global markets and continued strong online brokerage revenue from higher transaction volumes. Insurance revenue, net of CCPB, was $131 million, relatively unchanged from the prior quarter.

Non-interest expense increased $24 million or 3%, due to higher employee-related costs, including stock-based compensation for employees eligible to retire that are expensed in the first quarter of each year.

Assets under management increased $36.2 billion or 7% from the prior quarter, and assets under administration increased $36.8 billion or 9%, primarily driven by stronger global markets and growth in client assets, partially offset by foreign exchange movements. Average gross loans and average deposits increased 2% and 5%, respectively.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q1-2021	Q4-2020	Q1-2020

Net interest income (teb)	803	817	696
Non-interest revenue	771	561	673
Total revenue (teb)	1,574	1,378	1,369
Provision for (recovery of) credit losses on impaired loans	45	105	53
Provision for (recovery of) credit losses on performing loans	(2)	(41)	(3)
Total provision for credit losses	43	64	50
Non-interest expense	879	801	852
Income (loss) before income taxes	652	513	467
Provision for (recovery of) income taxes (teb)	169	134	111
Reported net income	483	379	356
Acquisition integration costs (1)	2	3	2
Amortization of acquisition-related intangible assets (2)	4	5	4
Adjusted net income	489	387	362

Global Markets revenue	1,031	854	823
Investment and Corporate Banking revenue	543	524	546
Net income growth (%)	35.8	40.2	39.1
Adjusted net income growth (%)	35.5	37.8	37.6
Revenue growth (%)	15.0	16.9	20.4
Non-interest expense growth (%)	3.2	1.1	7.0
Adjusted non-interest expense growth (%)	3.1	1.5	7.3
Return on equity (%)	16.6	12.9	12.9
Adjusted return on equity (%)	16.8	13.1	13.1
Operating leverage (teb) (%)	11.8	15.8	13.4
Adjusted operating leverage (teb) (%)	11.9	15.4	13.1
Efficiency ratio (teb) (%)	55.9	58.1	62.3
Adjusted efficiency ratio (teb) (%)	55.3	57.4	61.7
Average assets	384,759	367,001	351,330
Average gross loans and acceptances	62,685	66,371	63,237
Average net loans and acceptances	62,116	65,787	63,077

(1)	KGS-Alpha and Clearpool acquisition integration costs before tax amounts of $3 million in each of Q1-2021, Q4-2020 and Q1-2020 are included in non-interest expense.
(2)	Before tax amounts of $6 million in both Q1-2021 and Q4-2020, and $5 million in Q1-2020 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q1 2021 vs. Q1 2020

BMO Capital Markets reported net income was $483 million, an increase of $127 million or 36% from the prior year, and adjusted net income was $489 million, an increase of $127 million or 35%.

Total revenue was $1,574 million, an increase of $205 million or 15% from the prior year. Global Markets revenue increased, driven by strong client activity across interest rates, equities and commodities trading revenue, partially offset by the impact of the weaker U.S. dollar. Investment and Corporate Banking revenue was relatively unchanged, as higher corporate banking-related revenue and net securities gains offset lower advisory revenue and the impact of the weaker U.S. dollar.

Total provision for credit losses was $43 million, a decrease of $7 million from the prior year. The provision for credit losses on impaired loans was $45 million, a decrease of $8 million. There was a $2 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $3 million recovery of the provision in the prior year.

Non-interest expense was $879 million, an increase of $27 million or 3% from the prior year, and adjusted non-interest expense was $870 million, an increase of $26 million or 3%. The increase was driven by higher employee-related costs given business performance, partially offset by lower travel and business development costs, lower other operating costs and the impact of the weaker U.S. dollar.

Average total gross loans and acceptances decreased $0.6 billion or 1% from the prior year to $62.7 billion, primarily driven by the impact of the weaker U.S. dollar.

21 BMO Financial Group First Quarter Report 2021

Q1 2021 vs. Q4 2020

Reported net income was $483 million, an increase of $104 million or 27% from the prior quarter, and adjusted net income was $489 million, an increase of $102 million or 27%.

Total revenue was $1,574 million, an increase of $196 million or 14%. Global Markets revenue increased due to higher interest rates, equities and foreign exchange trading revenue, partially offset by the impact of the weaker U.S. dollar. Investment and Corporate Banking revenue increased, primarily due to higher underwriting and advisory revenue, and net securities gains, partially offset by lower corporate banking-related revenue and the impact of the weaker U.S. dollar.

Total provision for credit losses was $43 million, a decrease of $21 million from the prior quarter. The provision for credit losses on impaired loans decreased $60 million. There was a $2 million recovery of the provision for credit losses on performing loans, compared with a $41 million recovery of the provision in the prior quarter.

Non-interest expense was $879 million, an increase of $78 million or 10% from the prior quarter, and adjusted non-interest expense was $870 million, an increase of $78 million or 10%. The increase was driven by higher employee-related costs given business performance and the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, partially offset by lower operating costs and the impact of the weaker U.S. dollar.

Average total gross loans and acceptances decreased $3.7 billion or 6% from the prior quarter, due to a decrease in loan utilization and the impact of the weaker U.S. dollar.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Corporate Services

(Canadian $ in millions, except as noted)	Q1-2021	Q4-2020	Q1-2020

Net interest income before group teb offset	(86)	(39)	(69)
Group teb offset	(77)	(78)	(78)
Net interest income (teb)	(163)	(117)	(147)
Non-interest revenue	78	53	62
Total revenue (teb)	(85)	(64)	(85)
Provision for (recovery of) credit losses on impaired loans	(1)	1	1
Provision for (recovery of) credit losses on performing loans	-	(8)	(6)
Total provision for (recovery of) credit losses	(1)	(7)	(5)
Non-interest expense	189	152	157
Income (loss) before income taxes	(273)	(209)	(237)
Provision for (recovery of) income taxes (teb)	(130)	(123)	(132)
Reported net loss	(143)	(86)	(105)
Adjusted net loss	(143)	(86)	(105)
Adjusted non-interest expense	189	152	157

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, procurement, data and analytics. T&O develops, monitors, manages and maintains governance of information technology, and also provides cyber security and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Q1 2021 vs. Q1 2020

Corporate Services reported and adjusted net loss for the quarter was $143 million, compared with a net loss of $105 million in the prior year. Results decreased, primarily due to higher expenses and the impact of a favourable tax rate in the prior year.

Q1 2021 vs. Q4 2020

Reported and adjusted net loss for the quarter was $143 million, compared with a net loss of $86 million in the prior quarter. Results decreased, largely due to higher expenses, lower revenue, and the impact of a favourable tax rate in the prior quarter.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2021 22

Summary Quarterly Earnings Trends

(Canadian $ in millions, except as noted)	Q1-2021	Q4-2020	Q3-2020	Q2-2020	Q1-2020	Q4-2019	Q3-2019	Q2-2019

Revenue (1)	6,975	5,986	7,189	5,264	6,747	6,087	6,666	6,213
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	601	-	1,189	(197)	716	335	887	561
Revenue, net of CCPB (1)	6,374	5,986	6,000	5,461	6,031	5,752	5,779	5,652
Provision for (recovery of) credit losses on impaired loans	215	339	446	413	324	231	243	150
Provision for (recovery of) credit losses on performing loans	(59)	93	608	705	25	22	63	26
Total provision for credit losses	156	432	1,054	1,118	349	253	306	176
Non-interest expense (1)	3,613	3,548	3,444	3,516	3,669	3,987	3,491	3,595
Income before income taxes	2,605	2,006	1,502	827	2,013	1,512	1,982	1,881
Provision for income taxes	588	422	270	138	421	318	425	384
Reported net income (see below)	2,017	1,584	1,232	689	1,592	1,194	1,557	1,497
Acquisition integration costs (2)	2	3	4	2	2	2	2	2
Amortization of acquisition-related intangible assets (2)	19	23	23	24	23	29	23	23
Restructuring costs (3)	-	-	-	-	-	357	-	-
Reinsurance adjustment (4)	-	-	-	-	-	25	-	-
Adjusted net income (see below)	2,038	1,610	1,259	715	1,617	1,607	1,582	1,522
Basic earnings per share ($)	3.03	2.37	1.81	1.00	2.38	1.79	2.34	2.27
Diluted earnings per share ($)	3.03	2.37	1.81	1.00	2.37	1.78	2.34	2.26
Adjusted diluted earnings per share ($)	3.06	2.41	1.85	1.04	2.41	2.43	2.38	2.30

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. Refer to the Changes in Accounting Policies in 2020 section on page 118 and in Note 1 of the audited consolidated financial statements on pages 151 and 152 in our 2020 Annual Report for further details.

(2)	Acquisition integration costs before tax and amortization of acquisition-related intangible assets before tax are charged to the non-interest expense of the operating groups.
(3)	Restructuring charges recorded in Q4-2019 of $357 million after-tax ($484 million pre-tax). Restructuring costs are included in non-interest expense in Corporate Services.
(4)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in CCPB, related to the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. This reinsurance adjustment is included in CCPB in BMO Wealth Management.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 54 and 55 of BMO’s 2020 Annual Report. Please refer to that review for a more complete discussion of trends and factors affecting past quarterly results, including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the second quarter of fiscal 2019 through the first quarter of fiscal 2021.

Earnings Trends

During the past eight quarters, adjusted earnings generally trended upwards. However, beginning the second quarter of 2020, the major adverse impact to the global economy from the COVID-19 pandemic had a corresponding negative impact on our financial results, including higher provisions for credit losses, lower loan growth, stronger deposit growth, a negative impact on revenue from lower interest rates and consumer spending, a positive impact on trading revenue due to client activity, and lower expense growth.

Reported results were impacted by a restructuring charge and a reinsurance adjustment, both in the fourth quarter of 2019, as well as the amortization of acquisition-related intangible assets and acquisition integration costs in all periods.

Total revenue in the first quarter of 2021 reflected good performance across all operating groups and was particularly strong in our U.S. businesses. Prior to the pandemic, revenue growth benefitted from strong loan and deposit growth in our P&C businesses. Revenue growth in the P&C businesses in recent quarters was negatively impacted by COVID-19, the lower interest rate environment and lower non-interest revenue, reflecting changes in client activity. Revenue performance in our market-sensitive businesses was negatively impacted by volatile market conditions in the second quarter of 2020, but improved in the second half of the year, with continued good performance in the first quarter of 2021. Revenue performance in BMO Wealth Management in recent quarters reflects the impact of improved global equity markets, and elevated online brokerage transaction volumes, while the second quarter of 2020 was impacted by weaker markets and a legal provision. Insurance revenue, net of CCPB, is subject to variability resulting from changes in interest rates, equity markets and reinsurance claims. BMO Capital Markets had year-over-year revenue growth in seven of the past eight quarters, including strong contribution from the U.S. segment, with the second quarter of 2020 negatively impacted by volatile market conditions resulting from the COVID-19 pandemic.

In 2020, we recorded higher provisions for credit losses in all businesses, primarily due to the impact of the pandemic, including higher provisions on performing loans. In the first quarter of 2021, we recorded lower provisions for credit losses, net of recoveries.

Non-interest expenses reflect our focus on expense management and efficiency improvement, including the impact from the restructuring charge in the fourth quarter of 2019, primarily related to severance, partially offset by increases in technology-related costs. In 2020, expenses were impacted by the COVID-19 pandemic, including lower travel and business development costs, partially offset by pandemic-related costs. Expenses in the second quarter of 2019 included a severance expense in BMO Capital Markets.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of tax-exempt income from securities.

The bank’s results reflect the impact of IFRS 16, Leases (IFRS 16), which was adopted in the first quarter of 2020, recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. Refer to the Changes in Accounting Policies in 2020 section on page 118 of BMO’s 2020 Annual Report for further details.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section. See also the Impact of COVID-19 and Risk Management sections.

23 BMO Financial Group First Quarter Report 2021

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2020, as described in Note 27 to the audited consolidated financial statements on page 211 of BMO’s 2020 Annual Report.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Structured Entities, Credit Instruments and Guarantees, which are described on page 71 of BMO’s 2020 Annual Report. We consolidate our own securitization vehicles, the U.S. customer securitization vehicle, and certain capital and funding vehicles. We do not consolidate Canadian customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2020.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2020 Annual Report and in the notes to our audited consolidated financial statements for the year ended October 31, 2020, and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 114 to 119 and Note 1 to the audited consolidated financial statements on pages 150 to 155 in BMO’s 2020 Annual Report, as well as the updates provided in Note 1 to the unaudited interim consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise 12 months of ECL is generally recorded. Significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. In cases where borrowers have opted to participate in payment deferral programs we offered in response to the COVID-19 pandemic, deferred payments are not considered to be past due and do not on their own indicate a significant increase in credit risk, consistent with the Office of the Superintendent of Financial Institutions (OSFI) guidance. We may apply experienced credit judgment to reflect factors not captured in the ECL models, as we deem necessary. We have applied experienced credit judgment to reflect the impact of the extraordinary and highly uncertain environment on credit conditions and the economy as a result of the COVID-19 pandemic. For additional information, refer to pages 114 to 116, and Note 4 of our audited annual consolidated financial statements on pages 159 to 164 of BMO’s 2020 Annual Report, as well as Note 3 of our unaudited interim consolidated financial statements on page 49.

Our total allowance for credit losses as at January 31, 2021, was $3,678 million ($3,814 million as at October 31, 2020), comprised of an allowance on performing loans of $2,972 million and an allowance on impaired loans of $706 million ($3,075 million and $739 million, respectively, as at October 31, 2020). The allowance on performing loans decreased $103 million from the fourth quarter of 2020, primarily driven by an improving economic outlook, positive credit migration and movements in foreign exchange rates, largely offset by the impact of the uncertain environment on credit conditions, including an increased adverse scenario weight.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of forecast economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group.

As at January 31, 2021, our base case economic forecast depicts a recovering Canadian economy. Real GDP growth in calendar 2020 was estimated to decline 5.7% due to the impact of COVID-19, before rebounding 5.0% in 2021 as a result of significant policy stimulus, easing pandemic restrictions as vaccines are more widely distributed, and pent-up demand for services. Annual real GDP growth is expected to average 4.5% in 2022 and 2.8% in 2023, as the economic recovery continues and spending returns to more normal levels. The Canadian unemployment rate is forecasted to decline steadily, though remains elevated, averaging 7.5% in 2021 and 6.5% in 2022. The U.S economy follows a similar trajectory, with real GDP estimated to decline 3.5% in 2020, before growing 4.5% in 2021 and 3.5% in 2022. The U.S. unemployment rate is forecasted to fall to an average of 5.9% in 2021 and 4.7% in 2022. Although the near-term outlook has weakened since October 31, 2020, with an increase in cases and renewed restrictions on business activities, the medium-term outlook has improved relative to our outlook as at October 31, 2020. Our base case economic forecast as at October 31, 2020 depicted more moderate economic growth in both Canada and the United States over the medium-term projection period. If we assume a 100% base case economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $2,375 million as at January, 2021

BMO Financial Group First Quarter Report 2021 24

($2,375 million as at October 31, 2020), compared with the reported allowance on performing loans of $2,972 million ($3,075 million as at October 31, 2020).

As at January 31, 2021, our adverse case economic scenario depicts a contracting Canadian economy, with real GDP declining by 3.2% in the first four quarters of the projection period, before staging a recovery. In the adverse case scenario, the assumed impact of COVID-19 is more severe than in the base case forecast, and aggressive restrictions on a broad range of activity lead to a sharp decline in consumer and business confidence and spending. The Canadian unemployment rate averages 11.2% in 2021 and 11.4% in 2022. Real GDP in the U.S. declines by 3.0% in the first four quarters of the projection period. The U.S. unemployment rate averages 10.2% in 2021 and 10.5% in 2022. The adverse case follows a similar trajectory to the adverse scenario used as at
October 31, 2020. If we assume a 100% adverse economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $4,475 million as at January 31, 2021 ($4,875 million as at October 31, 2020), compared with the reported allowance on performing loans of $2,972 million ($3,075 million as at October 31, 2020).

When we measure changes in economic performance in our forecasts, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including VIX equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. Many of the variables have a high degree of interdependency and as such, there is no one single factor to which loan impairment allowances as a whole are sensitive. The following table shows certain key economic variables used to estimate the allowance on performing loans during the forecast period. This table is typically provided on an annual basis; however, given the level of uncertainty in the forward-looking information due to the impact of COVID-19, the disclosures have been provided as an update to information in our 2020 Annual Report. The values shown represent the national annual average values for calendar 2021 and 2022 for all scenarios. While the values disclosed below are national variables, we use regional variables in its underlying models where appropriate.

	As at January 31, 2021						As at October 31, 2020
	Benign scenario		Base scenario		Adverse scenario		Benign scenario		Base scenario		Adverse scenario
All figures are annual average values	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Real GDP growth rates (1)
Canada	7.8%	5.6%	5.0%	4.5%	(1.5)%	0.8%	9.0%	4.0%	6.0%	3.0%	(2.1)%	0.8%
United States	7.2%	4.3%	4.5%	3.5%	(1.3)%	0.8%	7.0%	3.7%	4.0%	3.0%	(2.9)%	0.8%

Corporate BBB 10-year spread
Canada	1.7%	1.9%	2.2%	2.2%	4.2%	4.2%	1.8%	2.0%	2.2%	2.2%	4.5%	4.0%
United States	1.3%	1.5%	1.7%	1.8%	4.2%	3.9%	1.6%	1.8%	2.0%	2.1%	4.4%	3.7%

Unemployment rates
Canada	6.4%	5.6%	7.5%	6.5%	11.2%	11.4%	6.4%	5.9%	8.0%	7.1%	13.8%	13.9%
United States	4.6%	3.9%	5.9%	4.7%	10.2%	10.5%	5.2%	4.6%	6.8%	5.6%	12.6%	12.7%

Housing price index (1)
Canada (2)	10.8%	6.4%	6.4%	2.5%	(9.9)%	(6.4)%	9.6%	5.4%	4.5%	2.5%	(9.1)%	(4.6)%
United States (3)	8.3%	5.2%	5.2%	3.3%	(5.8)%	(4.1)%	4.7%	4.2%	1.4%	2.7%	(7.3)%	(2.2)%

(1)	Real gross domestic product and housing price index are year-over-year growth rates.
(2)	In Canada, we use the HPI Benchmark Composite.
(3)	In the United States, we use the National Case-Shiller House Price Index.

The table shows how the bank expects the real GDP year-over-year growth rate for the base case in Canada and the United States to trend by calendar quarter. In addition, the table includes the real GDP level, compared with the calendar quarter Q4 2019, which marked the quarterly peak in real GDP prior to the pandemic beginning in calendar Q1 2020, expressed as a percentage.

Calendar quarter ended	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Real GDP growth rates year-over-year
Canada	(2.7)%	12.4%	5.1%	6.0%	6.7%	5.0%	3.7%	2.8%
United States	(0.8)%	10.9%	4.5%	4.1%	4.7%	3.7%	3.0%	2.7%

Real GDP level compared to calendar Q4 2019
Canada	95.5%	97.8%	99.6%	101.0%	101.9%	102.6%	103.3%	103.9%
United States	98.0%	99.6%	100.9%	101.7%	102.6%	103.3%	103.9%	104.5%

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our allowance for performing loans would be approximately $2,150 million ($2,300 million as at October 31, 2020), compared with the reported allowance for performing loans of $2,972 million ($3,075 million as at October 31, 2020).

Information on the Provision for Credit Losses for the three months ended January 31, 2021, can be found on page 10 in this document.

This Allowance for Credit Losses section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section. See also the Impact of COVID-19 and Risk Management sections.

Caution

This Accounting Policies and Critical Accounting Estimates section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

25 BMO Financial Group First Quarter Report 2021

Changes in Accounting Policies

Interbank Offered Rate (IBOR) Reform

Effective November 1, 2020, we early adopted Phase 2 amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts, as well as IFRS 16, Leases. These amendments address issues that arise from implementation of IBOR reform, where IBOR are replaced with alternative benchmark rates.

For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a result of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 hedge accounting requirements to hedging relationships affected by IBOR reform. For example, there is an exception from the requirement to discontinue hedge accounting as a result of changes to hedge documentation required solely by IBOR reform. The amendments also require additional disclosure that allows users to understand the effect of IBOR reform on our financial instruments and risk management strategy.

Further details are provided in Note 1 to our unaudited interim consolidated financial statements on page 46.

Conceptual Framework

Effective November 1, 2020, BMO adopted the revised Conceptual Framework (Framework), which sets out the fundamental concepts for financial reporting to ensure consistency in standard-setting decisions and that similar transactions are treated in a similar way, so as to provide useful information to users of financial statements. The revised Framework had no impact on our accounting policies.

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. Information on new standards and amendments to existing standards, which are effective for the bank in the future, can be found on page 119 and in Note 1 to the audited annual consolidated financial statements on page 155 of BMO’s 2020 Annual Report.

BMO Financial Group First Quarter Report 2021 26

Disclosure for Domestic Systemically Important Banks (D-SIB)

As a D-SIB, OSFI requires that we disclose on an annual basis the 12 indicators utilized in the global systemically important banks’ assessment methodology. These indicators measure the impact a bank’s failure would have on the global financial system and wider economy. The indicators reflect the size of banks, their interconnectedness, the lack of alternative infrastructure for services banks provide, their global activity and complexity. This methodology is outlined in a paper, Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement, issued by the Basel Committee on Banking Supervision (BCBS) in July 2013. As required under the methodology, the indicators are calculated based on specific instructions issued by the BCBS, and as a result, the measures used may not be based on the most recent version of Basel III. Therefore, values may not be consistent with other measures used in this report.

Indicator values have been reported based on regulatory requirements for consolidation and therefore, insurance and other non-banking information is only included insofar as it is included in the regulatory consolidation of the group. This level of consolidation differs from that used in the consolidated financial statements. Results may therefore not be comparable to other disclosures in this report.

Year-over-year movements in indicators reflect normal changes in business activity.

Disclosure for Domestic Systemically Important Banks

		As at October 31
(Canadian $ in millions)	Indicators	2020	2019

A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	466,155	420,719

	2. Cross-jurisdictional liabilities	440,706	404,510

B. Size	3. Total exposures as defined for use in the Basel III leverage ratio	1,074,284	966,938

C. Interconnectedness	4. Intra-financial system assets	130,962	111,245

	5. Intra-financial system liabilities	75,753	58,643

	6. Securities outstanding	243,825	271,817

D. Substitutability/financial institution infrastructure	7. Payments activity (1)	31,313,872	26,955,299

	8. Assets under custody	241,360	238,617

	9. Underwritten transactions in debt and equity markets	106,130	75,503

E. Complexity	10. Notional amount of over-the-counter (OTC) derivatives	6,297,265	6,211,130

	11. Trading, FVTPL and FVOCI securities	37,706	35,188

	12. Level 3 assets	4,738	4,347

(1)	Includes intercompany transactions that are cleared through a correspondent bank.

  Certain comparative figures have been reclassified to conform with the current year’s presentation.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 63, the Risks That May Affect Future Results section starting on page 73, the Liquidity and Funding Risk section starting on page 97, and the Legal and Regulatory Risk section starting on page 110 of BMO’s 2020 Annual Report.

This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

27 BMO Financial Group First Quarter Report 2021

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section on pages 73 to 113 of BMO’s 2020 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described on pages 73 to 77 of BMO’s 2020 Annual Report. The following is an update to the 2020 Annual Report.

General Economic Conditions and COVID-19 Pandemic Related Risks

The economic outlook for 2021 has improved, based on the availability of a number of COVID-19 vaccines. However, vaccine effectiveness and distribution, as well as new strains of the virus, contribute to economic uncertainty and can potentially impact the speed and strength of the recovery. The widespread availability of vaccines is critical to the economic reopening and the recovery of industries hardest hit by COVID-19. Early challenges with the distribution and administration of the vaccines highlight risks to the efficiency and speed by which some of these industries can safely re-open. Prolonged closures will further impact already-strained sectors of the economy. In addition, new strains of the virus pose a risk to the bank in the event that they necessitate a return to stricter and prolonged lockdown measures across North America. This may significantly impact our partners and customers, particularly those already impacted by the lockdown measures in 2020.

Further discussion of the pandemic can be found in the Impact of COVID-19 section.

Market Risk

BMO’s market risk management practices and key measures are outlined on pages 92 to 96 of BMO’s 2020 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages between Balance Sheet Items and Market Risk Disclosures

	As at January 31, 2021				As at October 31, 2020
	Consolidated	Subject to market risk		Not subject	Consolidated	Subject to market risk		Not subject	Primary risk factors for
	Balance	Traded	Non-traded	to market	Balance	Traded	Non-traded	to market	non-traded risk
(Canadian $ in millions)	Sheet	risk (1)	risk (2)	risk	Sheet	risk (1)	risk (2)	risk	balances
Assets Subject to Market Risk
Cash and cash equivalents	73,091	-	73,091	-	57,408	-	57,408	-	Interest rate
Interest bearing deposits with banks	8,376	261	8,115	-	9,035	217	8,818	-	Interest rate
Securities	233,190	98,898	134,292	-	234,260	97,723	136,537	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	121,573	-	121,573	-	111,878	-	111,878	-	Interest rate
Loans (net of allowance for credit losses)	451,856	3,162	448,694	-	447,420	2,416	445,004	-	Interest rate, foreign exchange
Derivative instruments	34,054	29,739	4,315	-	36,815	32,457	4,358	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	11,878	-	11,878	-	13,493	-	13,493	-	Interest rate
Other assets	39,193	4,471	17,286	17,436	38,952	5,328	16,223	17,401	Interest rate
Total Assets	973,211	136,531	819,244	17,436	949,261	138,141	793,719	17,401
Liabilities Subject to Market Risk
Deposits	672,500	20,297	652,203	-	659,034	18,074	640,960	-	Interest rate, foreign exchange
Derivative instruments	29,430	26,871	2,559	-	30,375	26,355	4,020	-	Interest rate, foreign exchange
Acceptances	11,878	-	11,878	-	13,493	-	13,493	-	Interest rate
Securities sold but not yet purchased	34,164	34,164	-	-	29,376	29,376	-	-
Securities lent or sold under repurchase agreements	99,892	-	99,892	-	88,658	-	88,658	-	Interest rate
Other liabilities	61,923	-	61,572	351	63,316	-	63,082	234	Interest rate
Subordinated debt	7,276	-	7,276	-	8,416	-	8,416	-	Interest rate
Total Liabilities	917,063	81,332	835,380	351	892,668	73,805	818,629	234

(1)	Primarily comprised of balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of balance sheet items that are subject to the structural balance sheet, insurance risk management framework and secured financing transactions.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2021 28

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) and Average Total Trading Stressed Value at Risk (SVaR) increased quarter-over-quarter from higher interest rate risks after facilitating client trades and from lower diversification. Both the VaR and SVaR continue to reflect the heightened market volatility starting in Q2 2020, caused by the COVID-19 pandemic.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1)(2)

	For the quarter ended January 31, 2021				October 31, 2020	January 31, 2020
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	4.6	4.6	6.2	3.4	4.4	0.9
Equity VaR	17.1	19.2	24.9	14.3	20.1	5.6
Foreign exchange VaR	2.0	4.2	6.4	1.9	4.1	1.9
Interest rate VaR (3)	51.5	47.1	56.9	38.4	39.5	7.9
Debt-specific risk	4.8	4.3	5.4	3.3	4.3	2.5
Diversification	(31.4)	(33.5)	nm	nm	(36.4)	(8.1)
Total Trading VaR	48.6	45.9	53.5	36.1	36.0	10.7
Total Trading SVaR	48.6	46.2	53.5	38.8	36.4	49.8

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.
(3)	Interest rate VaR includes general credit spread risk.

  nm - not meaningful

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising interest rates and benefit to falling interest rates remained relatively unchanged from October 31, 2020. Structural earnings benefit to rising interest rates and exposure to falling interest rates also remained relatively unchanged from October 31, 2020.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1)(2)(3)

	Economic value sensitivity					Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)	January 31, 2021			October 31, 2020	January 31, 2020	January 31, 2021			October 31, 2020	January 31, 2020
	Canada (4)(5)	United States	Total	Total (5)	Total (5)	Canada (4)(5)	United States	Total	Total (5)	Total (5)
100 basis point increase	(647.3)	(397.1)	(1,044.4)	(1,085.1)	(911.1)	41.6	258.4	300.0	285.8	39.2
25/100 basis point decrease	140.1	(42.4)	97.7	100.0	89.7	(40.2)	(69.6)	(109.8)	(98.2)	(133.4)

(1)	Losses are in parentheses and benefits are presented as positive numbers.
(2)

Due to the low interest rate environment, starting April 30, 2020, economic value sensitivity and earning sensitivity to declining interest rates are measured using a 25 basis point decline, while prior periods reflect a 100 basis point decline.

(3)

Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates as at January 31, 2021 would result in an increase in earnings before tax of $41 million ($39 million as at October 31, 2020). A 25 basis point decrease in interest rates as at January 31, 2021 would result in a decrease in earnings before tax of $10 million ($9 million as at October 31, 2020). A 10% increase in equity market values as at January 31, 2021 would result in an increase in earnings before tax of $38 million ($51 million as at October 31, 2020). A 10% decrease in equity market values as at January 31, 2021 would result in a decrease in earnings before tax of $39 million ($53 million as at October 31, 2020). BMO may enter into hedging arrangements to offset the impact of changes in equity market values on its earnings, and did so during the 2021 and 2020 fiscal years. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities on the Consolidated Statement of Income, and the corresponding change in the fair value of the bank’s policy benefit liabilities is reflected in other liabilities on the Consolidated Balance Sheet. The impact of insurance market risk is not reflected in the table.

(4)	Includes Canadian dollar and other currencies.
(5)	Measures reflect revised modeling assumptions effective January 31, 2021. Prior periods have been updated to reflect the revised approach and to conform with the current period’s presentation.

29 BMO Financial Group First Quarter Report 2021

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the first quarter. We experienced strong customer deposit and loan growth and wholesale funding increased reflecting net issuance during the quarter. Growth in loans, customer deposits, and wholesale funding all were impacted by the weaker U.S. dollar. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada, the United States and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $311.6 billion as at January 31, 2021, compared with $306.1 billion as at October 31, 2020. The increase in unencumbered liquid assets was primarily due to higher cash balances at central banks, partially offset by lower securities balances resulting from Global Markets client activity and the weaker U.S. dollar. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. bank entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table on page 31.

Liquid Assets

	As at January 31, 2021					As at October 31, 2020
		Other cash &			Net	Net
	Bank-owned	securities	Total gross	Encumbered	unencumbered	unencumbered
(Canadian $ in millions)	assets	received	assets (1)	assets	assets (2)	assets (2)
Cash and cash equivalents	73,091	-	73,091	112	72,979	57,297
Deposits with other banks	8,376	-	8,376	-	8,376	9,035
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	104,891	108,968	213,859	120,253	93,606	105,295
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	52,732	6,901	59,633	20,553	39,080	36,844
Corporate & other debt	22,619	19,232	41,851	7,620	34,231	33,985
Corporate equity	52,948	55,573	108,521	61,363	47,158	47,465
Total securities and securities borrowed or purchased under resale agreements	233,190	190,674	423,864	209,789	214,075	223,589
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	20,287	-	20,287	4,111	16,176	16,199
Total liquid assets	334,944	190,674	525,618	214,012	311,606	306,120

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered liquid assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

BMO Financial Group First Quarter Report 2021 30

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at January 31, 2021	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	81,467	-	112	-	81,355
Securities (5)	444,151	175,475	38,425	13,190	217,061
Loans	431,569	60,549	793	234,046	136,181
Other assets
Derivative instruments	34,054	-	-	34,054	-
Customers’ liability under acceptances	11,878	-	-	11,878	-
Premises and equipment	4,202	-	-	4,202	-
Goodwill	6,365	-	-	6,365	-
Intangible assets	2,388	-	-	2,388	-
Current tax assets	1,434	-	-	1,434	-
Deferred tax assets	1,339	-	-	1,339	-
Other assets	23,465	6,966	-	16,499	-
Total other assets	85,125	6,966	-	78,159	-
Total assets	1,042,312	242,990	39,330	325,395	434,597

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at October 31, 2020	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	66,443	-	111	-	66,332
Securities (5)	425,777	149,955	36,034	12,766	227,022
Loans	425,100	58,168	806	227,830	138,296
Other assets
Derivative instruments	36,815	-	-	36,815	-
Customers’ liability under acceptances	13,493	-	-	13,493	-
Premises and equipment	4,183	-	-	4,183	-
Goodwill	6,535	-	-	6,535	-
Intangible assets	2,442	-	-	2,442	-
Current tax assets	1,260	-	-	1,260	-
Deferred tax assets	1,473	-	-	1,473	-
Other assets	23,059	6,344	-	16,715	-
Total other assets	89,260	6,344	-	82,916	-
Total assets	1,006,580	214,467	36,951	323,512	431,650

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $13.2 billion as at January 31, 2021, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, such as incremental securitization, covered bond issuances and FHLB advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

31 BMO Financial Group First Quarter Report 2021

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $472.0 billion as at January 31, 2021, increasing from $468.0 billion as at October 31, 2020. Underlying growth in retail and commercial deposits was partially offset by the impact of the weaker U.S. dollar. BMO also receives non-marketable deposits from corporate and institutional customers in support of certain trading activities. These deposits totalled $25.6 billion as at January 31, 2021, an increase from $22.8 billion as at October 31, 2020.

Total wholesale funding outstanding, which largely consists of negotiable marketable securities, was $195.3 billion as at January 31, 2021, with $54.9 billion sourced as secured funding and $140.4 billion as unsecured funding. Wholesale funding outstanding increased from $191.1 billion as at October 31, 2020, primarily due to net wholesale funding issuance during the quarter. The mix and maturities of BMO’s wholesale term funding are outlined in the table below. Additional information on deposit maturities can be found on page 36. BMO maintains a sizeable portfolio of unencumbered liquid assets, totaling $311.6 billion as at January 31, 2021, that can be monetized to meet potential funding requirements, as described on page 30.

The Government of Canada’s final regulations on Canada’s Bank Recapitalization (Bail-In) Regime became effective on September 23, 2018. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions. BMO is required to meet minimum Total Loss Absorbing Capacity (TLAC) ratio requirements by November 1, 2021. We continue to be well-positioned to meet TLAC requirements when they come into force. For more information, please see Regulatory Capital and Total Loss Absorbing Capacity Ratios on page 64 of BMO’s 2020 Annual Report.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance (TF) loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the Balance Sheet and Capital Management Committee and Risk Management Committee and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (1)

	As at January 31, 2021								As at October 31, 2020
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	4,222	619	73	29	4,943	-	-	4,943	6,760
Certificates of deposit and commercial paper	14,252	14,767	14,947	15,377	59,343	2,911	-	62,254	59,298
Bearer deposit notes	1,462	1,392	113	-	2,967	-	-	2,967	2,502
Asset-backed commercial paper (ABCP)	815	1,661	2,327	37	4,840	-	-	4,840	3,167
Senior unsecured medium-term notes	-	6,173	120	11,069	17,362	12,891	28,005	58,258	56,480
Senior unsecured structured notes (2)	192	182	25	-	399	2	4,345	4,746	3,221
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	243	2,046	797	3,086	4,025	13,370	20,481	20,394
Covered bonds	-	2,330	1,920	2,240	6,490	4,570	13,419	24,479	24,632
Other asset-backed securitizations (3)	-	-	14	1,444	1,458	1,851	1,764	5,073	6,255
Subordinated debt	-	-	-	-	-	-	7,276	7,276	8,416
Total	20,943	27,367	21,585	30,993	100,888	26,250	68,179	195,317	191,125
Of which:
Secured	815	4,234	6,307	4,518	15,874	10,446	28,553	54,873	54,448
Unsecured	20,128	23,133	15,278	26,475	85,014	15,804	39,626	140,444	136,677
Total (4)	20,943	27,367	21,585	30,993	100,888	26,250	68,179	195,317	191,125

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes deposits and covered bonds issued to access central bank programs, repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table on page 36, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $51.9 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $143.4 billion as at January 31, 2021.

BMO Financial Group First Quarter Report 2021 32

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should our credit ratings experience a downgrade, cost of funding would likely increase and access to funding and capital through the wholesale markets could be reduced. A material downgrade of its ratings could also have other consequences, including those set out in Note 8 starting on page 168 of BMO’s 2020 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, Standard & Poor’s (S&P) and DBRS have a stable outlook on BMO and Fitch has a negative outlook.

As at January 31, 2021

Rating agency	Short-term debt	Senior debt (1)	Long-term deposits/ Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1(hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Negative
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits/Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime.

BMO is required to deliver collateral to certain counterparties in the event of a downgrade of its current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at January 31, 2021, we would be required to provide additional collateral to counterparties totalling $113 million, $306 million and $768 million as a result of a one-notch, two-notch and three-notch downgrade, respectively.

33 BMO Financial Group First Quarter Report 2021

Liquidity Coverage Ratio

The average daily LCR for the quarter ended January 31, 2021 was 130%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR was down from 131% last quarter. The impact of higher HQLA was offset by an increase in net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during such a period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weights prescribed by the Office of the Superintendent of Financial Institutions (OSFI) are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect excess liquidity in BMO Financial Corp. above 100%, because of limitations on the transfer of liquidity between BMO Financial Corp. and the parent bank. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 30.

Additional information on Liquidity and Funding Risk governance can be found on page 97 of BMO’s 2020 Annual Report. Please also see the Impact of COVID-19 and Risk Management sections.

	For the quarter ended January 31, 2021
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1)(2)	Total weighted value (average) (2)(3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	200.5

Cash Outflows
Retail deposits and deposits from small business customers, of which:	222.7	15.4
Stable deposits	109.2	3.3
Less stable deposits	113.5	12.1
Unsecured wholesale funding, of which:	236.3	115.6
Operational deposits (all counterparties) and deposits in networks of cooperative banks	110.7	27.7
Non-operational deposits (all counterparties)	100.5	62.8
Unsecured debt	25.1	25.1
Secured wholesale funding	*	26.5
Additional requirements, of which:	169.9	32.6
Outflows related to derivatives exposures and other collateral requirements	13.3	4.4
Outflows related to loss of funding on debt products	2.0	2.0
Credit and liquidity facilities	154.6	26.2
Other contractual funding obligations	1.2	-
Other contingent funding obligations	420.6	8.0
Total cash outflows	*	198.1

Cash Inflows
Secured lending (e.g. reverse repos)	149.8	31.8
Inflows from fully performing exposures	8.8	4.7
Other cash inflows	7.4	7.4
Total cash inflows	166.0	43.9

		Total adjusted value (4)
Total HQLA		200.5
Total net cash outflows		154.2
Liquidity Coverage Ratio (%) (2)		130

For the quarter ended October 31, 2020		Total adjusted value (4)
Total HQLA		197.5
Total net cash outflows		150.7
Liquidity Coverage Ratio (%)		131

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 61 business days in the first quarter of 2021.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

BMO Financial Group First Quarter Report 2021 34

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of a bank’s assets. The NSFR is defined as the ratio between the amount of available stable funding (ASF) and the amount of required stable funding (RSF). Available stable funding means the proportion of own and third-party resources that are expected to be reliable over the one-year horizon (includes customer deposits and long-term wholesale funding). Therefore, unlike the LCR, which is short-term, the NSFR measures a bank’s medium and long-term resilience. The stable funding requirements for each institution are set based on the liquidity and maturity characteristics of its balance sheet assets and off-balance sheet exposures. OSFI-prescribed weights are applied to notional asset and liability balances to determine ASF and RSF and the NSFR. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%, effective January 1, 2020, and to publicly disclose their NSFR, effective for the quarter ended January 31, 2021. BMO’s NSFR was 118% as at January 31, 2021, exceeding the regulatory minimum.

	For the quarter ended January 31, 2021
	Unweighted Value by Residual Maturity				Weighted Value (2)
(Canadian $ in billions, except as noted)	No Maturity (1)	Less than 6 months	6 to 12 months	Over 1 Year
Available Stable Funding (ASF) Item
Capital:	-	-	-	63.0	63.0
Regulatory capital	-	-	-	62.6	62.6
Other capital instruments	-	-	-	0.4	0.4
Retail deposits and deposits from small business customers:	197.0	34.8	17.3	28.3	258.1
Stable deposits	98.0	15.4	8.5	6.8	122.6
Less stable deposits	99.0	19.4	8.8	21.5	135.5
Wholesale funding:	214.7	187.9	36.8	76.0	192.1
Operational deposits	111.9	-	-	-	56.0
Other wholesale funding	102.8	187.9	36.8	76.0	136.1
Liabilities with matching interdependent assets	-	1.5	0.8	14.8	-
Other liabilities:	0.4	*	*	51.6	4.6
NSFR derivative liabilities	*	*	*	7.5	*
All other liabilities and equity not included in the above categories	0.4	39.3	0.2	4.6	4.6
Total ASF	*	*	*	*	517.8
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	20.5
Deposits held at other financial institutions for operational purposes	-	-	-	-	-
Performing loans and securities:	144.8	139.8	43.7	238.6	361.4
Performing loans to financial institutions secured by Level 1 HQLA	-	51.9	2.1	0.3	4.0
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	25.2	57.0	7.4	11.2	46.4
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	82.5	22.7	26.3	114.6	188.7
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	12.7	7.3	7.6	100.6	90.6
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	12.7	6.9	7.3	95.6	85.8
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	24.4	0.9	0.3	11.9	31.7
Assets with matching interdependent liabilities	-	1.5	0.8	14.8	-
Other assets:	18.0	*	*	31.8	40.5
Physical traded commodities, including gold	4.4	*	*	*	3.8
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs	*	*	*	7.8	6.6
NSFR derivative assets	*	*	*	8.4	0.9
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	0.7	0.7
All other assets not included in the above categories	13.6	2.9	0.1	11.9	28.5
Off-balance sheet items	*	-	446.8	-	15.4
Total RSF	*	*	*	*	437.8
Net Stable Funding Ratio (%)	*	*	*	*	118

*	Disclosure is not required under the NSFR disclosure standard.
(1)

Items to be reported in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for ASF and RSF.

35 BMO Financial Group First Quarter Report 2021

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. BMO forecasts asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									January 31, 2021
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	72,107	-	-	-	-	-	-	-	984	73,091
Interest Bearing Deposits with Banks	3,584	1,637	1,411	986	758	-	-	-	-	8,376
Securities	3,945	5,341	6,810	3,067	5,113	14,095	53,162	90,955	50,702	233,190
Securities Borrowed or Purchased under Resale Agreements	87,520	25,108	5,658	1,589	736	962	-	-	-	121,573
Loans
Residential mortgages	1,681	2,135	5,123	4,501	3,218	19,479	84,942	7,091	-	128,170
Consumer instalment and other personal	1,080	633	991	871	940	4,660	28,177	11,438	21,990	70,780
Credit cards	-	-	-	-	-	-	-	-	7,342	7,342
Business and government	25,721	9,138	9,498	9,784	7,940	32,868	77,247	15,909	60,647	248,752
Allowance for credit losses	-	-	-	-	-	-	-	-	(3,188)	(3,188)
Total Loans, net of allowance	28,482	11,906	15,612	15,156	12,098	57,007	190,366	34,438	86,791	451,856
Other Assets
Derivative instruments	1,704	2,792	1,838	1,345	3,185	3,845	10,145	9,200	-	34,054
Customers’ liability under acceptances	9,284	2,467	127	-	-	-	-	-	-	11,878
Other	1,939	367	277	22	12	14	3	4,455	32,104	39,193
Total Other Assets	12,927	5,626	2,242	1,367	3,197	3,859	10,148	13,655	32,104	85,125
Total Assets	208,565	49,618	31,733	22,165	21,902	75,923	253,676	139,048	170,581	973,211

(Canadian $ in millions)									January 31, 2021
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)(2)
Banks	9,101	17,283	782	548	360	6	-	27	6,539	34,646
Business and government	26,317	32,510	24,150	19,629	14,112	24,253	40,989	13,258	225,043	420,261
Individuals	3,630	9,822	10,702	9,973	9,626	7,852	11,973	2,475	151,540	217,593
Total Deposits	39,048	59,615	35,634	30,150	24,098	32,111	52,962	15,760	383,122	672,500
Other Liabilities
Derivative instruments	2,233	2,729	1,997	1,269	2,168	3,622	8,021	7,391	-	29,430
Acceptances	9,284	2,467	127	-	-	-	-	-	-	11,878
Securities sold but not yet purchased (3)	34,164	-	-	-	-	-	-	-	-	34,164
Securities lent or sold under repurchase agreements (3)	71,184	19,173	6,140	2,795	149	451	-	-	-	99,892
Securitization and structured entities’ liabilities	30	353	2,933	588	2,261	5,601	10,535	3,309	-	25,610
Other	9,309	276	113	120	646	712	1,220	3,455	20,462	36,313
Total Other Liabilities	126,204	24,998	11,310	4,772	5,224	10,386	19,776	14,155	20,462	237,287
Subordinated Debt	-	-	-	-	-	-	25	7,251	-	7,276
Total Equity	-	-	-	-	-	-	-	-	56,148	56,148
Total Liabilities and Equity	165,252	84,613	46,944	34,922	29,322	42,497	72,763	37,166	459,732	973,211

(1)	Deposits payable on demand and payable after notice have been included under no maturity.
(2)

Deposits totalling $24,810 million as at January 31, 2021 have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date. BMO does not expect a significant amount to be redeemed before maturity.

(3)	Presented based on their earliest maturity date.

(Canadian $ in millions)									January 31, 2021
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,547	6,536	12,362	9,071	12,066	35,162	94,456	3,138	-	174,338
Backstop liquidity facilities	-	-	-	-	-	5,375	-	-	-	5,375
Leases	-	-	-	-	4	30	122	610	-	766
Securities lending	4,267	-	-	-	-	-	-	-	-	4,267
Purchase obligations	15	30	46	57	44	172	175	54	-	593

(1)

Commitments to extend credit exclude personal lines of credit, credit cards and other credit instruments that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group First Quarter Report 2021 36

(Canadian $ in millions)									October 31, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	56,434	-	-	-	-	-	-	-	974	57,408
Interest Bearing Deposits with Banks	3,901	1,673	1,266	1,204	991	-	-	-	-	9,035
Securities	4,838	5,804	7,817	6,263	4,678	15,730	54,846	85,949	48,335	234,260
Securities Borrowed or Purchased under Resale Agreements	79,354	17,030	12,111	2,172	708	503	-	-	-	111,878
Loans
Residential mortgages	2,077	2,110	4,627	5,795	4,928	19,551	80,480	7,456	-	127,024
Consumer instalment and other personal	677	690	1,229	1,223	1,217	5,229	25,243	12,135	22,505	70,148
Credit cards	-	-	-	-	-	-	-	-	7,889	7,889
Business and government	23,806	6,056	7,847	7,259	6,852	27,816	77,936	35,824	52,266	245,662
Allowance for credit losses	-	-	-	-	-	-	-	-	(3,303)	(3,303)
Total Loans, net of allowance	26,560	8,856	13,703	14,277	12,997	52,596	183,659	55,415	79,357	447,420
Other Assets
Derivative instruments	3,400	5,472	2,111	1,140	915	4,369	9,393	10,015	-	36,815
Customers’ liability under acceptances	9,609	3,633	251	-	-	-	-	-	-	13,493
Other	1,873	580	188	20	13	16	4	4,530	31,728	38,952
Total Other Assets	14,882	9,685	2,550	1,160	928	4,385	9,397	14,545	31,728	89,260
Total Assets	185,969	43,048	37,447	25,076	20,302	73,214	247,902	155,909	160,394	949,261

(Canadian $ in millions)									October 31, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)(2)
Banks	13,499	3,982	13,106	455	463	7	-	28	7,285	38,825
Business and government	24,056	21,813	33,713	13,862	17,567	20,070	45,287	11,129	213,182	400,679
Individuals	4,295	11,509	13,019	11,086	10,192	7,778	12,709	2,007	146,935	219,530
Total Deposits	41,850	37,304	59,838	25,403	28,222	27,855	57,996	13,164	367,402	659,034
Other Liabilities
Derivative instruments	1,374	4,499	1,684	1,171	1,088	3,911	8,588	8,060	-	30,375
Acceptances	9,609	3,633	251	-	-	-	-	-	-	13,493
Securities sold but not yet purchased (3)	29,376	-	-	-	-	-	-	-	-	29,376
Securities lent or sold under repurchase agreements (3)	69,142	10,747	7,439	878	-	452	-	-	-	88,658
Securitization and structured entities’ liabilities	30	1,656	334	2,810	1,169	4,946	12,577	3,367	-	26,889
Other	10,301	804	102	109	181	798	1,326	3,706	19,100	36,427
Total Other Liabilities	119,832	21,339	9,810	4,968	2,438	10,107	22,491	15,133	19,100	225,218
Subordinated Debt	-	-	-	-	-	-	-	8,416	-	8,416
Total Equity	-	-	-	-	-	-	-	-	56,593	56,593
Total Liabilities and Equity	161,682	58,643	69,648	30,371	30,660	37,962	80,487	36,713	443,095	949,261

(1)	Deposits payable on demand and payable after notice have been included under no maturity.
(2)

Deposits totalling $27,353 million as at October 31, 2020 have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date. BMO does not expect a significant amount to be redeemed before maturity.

(3)	Presented based on their earliest maturity date.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

(Canadian $ in millions)									October 31, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,789	5,617	11,163	12,287	14,289	31,607	95,881	6,595	-	179,228
Backstop liquidity facilities	-	-	-	-	-	-	5,601	-	-	5,601
Leases	-	-	3	3	3	38	158	786	-	991
Securities lending	4,349	-	-	-	-	-	-	-	-	4,349
Purchase obligations	14	27	38	38	56	162	179	62	-	576

(1)

Commitments to extend credit exclude personal lines of credit, credit cards and other credit instruments that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

37 BMO Financial Group First Quarter Report 2021

European Exposures

BMO’s European exposures were disclosed and discussed on pages 90 and 91 of BMO’s 2020 Annual Report. Our exposure to European countries, as at January 31, 2021, is set out in the tables that follow. Our net portfolio exposures are summarized in the below tables for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (1)

(Canadian $ in millions)
As at January 31, 2021	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure
GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (7)	485	-	-	7	7	-	113	-	113	605
Italy	17	-	-	-	-	-	-	-	-	17
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	94	51	1	15	67	-	-	-	-	161
Total – GIIPS	596	51	1	22	74	-	113	-	113	783
Eurozone (excluding GIIPS)
France	235	11	-	466	477	43	30	2	75	787
Germany	472	487	45	623	1,155	99	4	1	104	1,731
Netherlands	328	527	-	-	527	11	259	-	270	1,125
Other (8)	361	-	2	197	199	2	13	3	18	578
Total – Eurozone (excluding GIIPS)	1,396	1,025	47	1,286	2,358	155	306	6	467	4,221
Rest of Europe
Denmark	13	166	-	142	308	9	-	-	9	330
Norway	613	301	-	-	301	1	8	58	67	981
Sweden	16	263	-	292	555	2	-	-	2	573
Switzerland	271	-	-	-	-	30	15	-	45	316
United Kingdom	2,105	65	169	6,739	6,973	488	412	81	981	10,059
Other (8)	50	-	-	-	-	-	-	4	4	54
Total – Rest of Europe	3,068	795	169	7,173	8,137	530	435	143	1,108	12,313
Total – All of Europe (9)	5,060	1,871	217	8,481	10,569	685	854	149	1,688	17,317

As at October 31, 2020	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure
Total – GIIPS	611	53	1	-	54	8	225	3	236	901
Total – Eurozone (excluding GIIPS)	1,329	944	77	1,038	2,059	111	306	10	427	3,815
Total – Rest of Europe	3,185	622	710	7,212	8,544	779	593	58	1,430	13,159
Total – All of Europe (9)	5,125	1,619	788	8,250	10,657	898	1,124	71	2,093	17,875

  Refer to footnotes in the following table.

European Lending Exposure by Country and Counterparty (1)

	Lending (2)
(Canadian $ in millions)	Funded lending as at January 31, 2021			As at January 31, 2021		October 31, 2020
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded
GIIPS
Greece	-	-	-	-	-	-	-
Ireland (7)	-	485	-	642	485	531	474
Italy	17	-	-	17	17	15	15
Portugal	-	-	-	-	-	-	-
Spain	94	-	-	174	94	206	122
Total – GIIPS	111	485	-	833	596	752	611
Eurozone (excluding GIIPS)
France	186	49	-	382	235	386	240
Germany	180	292	-	675	472	607	391
Netherlands	46	282	-	374	328	397	374
Other (8)	102	259	-	437	361	403	324
Total – Eurozone (excluding GIIPS)	514	882	-	1,868	1,396	1,793	1,329
Rest of Europe
Denmark	-	13	-	13	13	-	-
Norway	36	577	-	1,100	613	1,158	638
Sweden	8	8	-	113	16	117	16
Switzerland	44	227	-	348	271	602	505
United Kingdom	5	2,100	-	3,439	2,105	4,809	1,959
Other (8)	-	50	-	83	50	100	67
Total – Rest of Europe	93	2,975	-	5,096	3,068	6,786	3,185
Total – All of Europe (9)	718	4,342	-	7,797	5,060	9,331	5,125

(1)

BMO has the following indirect exposures to Europe as at January 31, 2021: Collateral of €1.2 billion to support trading activity in securities (€100 million from GIIPS) and €281 million of cash collateral paid; and, guarantees of $13.5 billion ($216 million to GIIPS).

(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)

BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $153 million, with no net single-name* CDS exposure to GIIPS countries as at January 31, 2021 (*includes a net position of $114 million (bought protection) on a CDS Index, of which 13% is comprised of GIIPS domiciled entities).

(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($46 billion for Europe as at January 31, 2021).
(6)

Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $203 million as at January 31, 2021.
(8)	Other Eurozone exposure includes 6 countries with less than $300 million net exposure. Other European exposure is distributed across 3 countries.
(9)	Of our total net direct exposure to Europe, approximately 95% was to counterparties in countries with a rating of Aa2/AA from at least one of Moody’s or S&P.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2021 38

Enhanced Disclosure Task Force

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report, Enhancing the Risk Disclosures of Banks. We support the recommendations issued by EDTF for the provision of high-quality, transparent risk disclosures.

Disclosures related to the EDTF recommendations are detailed in the index below, as presented in the 2020 Annual Report and the First Quarter 2021 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRC). Information within the SFI or SRC is not and should not be considered incorporated by reference into our First Quarter 2021 Report to Shareholders.

Topic	EDTF Disclosure	Q1 2021			Annual Report Page
		RTS Page	SFI Page	SRC Page

General
1	Present all risk-related information in each report, providing an index for easy navigation.	3	Index	Index	73-113
2	Define the bank’s risk terminology and risk measures and present key parameters used.	28	-	-	84-113, 212-213
3	Discuss top and emerging risks for the bank.	5, 28	-	-	73-75
4	Outline plans to meet new key regulatory ratios once the applicable rules are finalized.	14	-	-	64, 67-68, 103

Risk Governance and Risk Management Strategies/Business Model
5	Summarize the bank’s risk management organization, processes, and key functions.	-	-	-	78-83
6	Describe the bank’s risk culture and procedures applied to support the culture.	-	-	-	79
7	Describe key risks that arise from the bank’s business model and activities.	-	-	-	80, 82
8	Describe the use of stress testing within the bank’s risk governance and capital frameworks.	-	-	-	83

Capital Adequacy and Risk-Weighted Assets (RWA)
9	Provide minimum Pillar 1 capital requirements.	-	-	3-4, 10	63-66
10	Summarize information contained in the composition of capital templates and reconciliation of the accounting balance sheet to the regulatory balance sheet. • A Main Features template can also be found on BMO’s website at www.bmo.com under Investor Relations and Regulatory Filings.	14	-	3-5	67
11	Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital.	-	-	6	-
12	Discuss capital planning within a more general discussion of management’s strategic planning.	-	-	-	63
13	Provide granular information to explain how RWA relate to business activities.	-	-	11	68
14	Present a table showing the capital requirements for each method used for calculating RWA. • Information about significant models used to determine RWA is provided in our Annual Report.	-	-	11, 17, 18, 21-30 and 37-43	68, 85-87
15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios. • Information on retail and wholesale credit risk in the banking book is provided.	-	-	17-30, 37-43	-
16	Present a flow statement that reconciles movements in RWA by credit risk and market risk. • Includes flow statements for credit risk and market risk RWA movement by key driver.	-	-	31, 57	-
17	Describe the bank’s Basel validation and back-testing process. • Included in our SRC information is our estimated and actual loss parameter information.	-	-	58	109

39 BMO Financial Group First Quarter Report 2021

Topic	EDTF Disclosure	Q1 2021			Annual Report Page
		RTS Page	SFI Page	SRC Page

Liquidity
18	Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs.	30-31, 34	-	-	97-103

Funding
19	Summarize encumbered and unencumbered assets in a table by balance sheet category.	31	32	-	100
20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity.	36-37	-	-	104-105
21	Discuss the bank’s sources of funding and describe the bank’s funding strategy. • Includes tables showing the composition and maturity of wholesale funding.	32, 35	-	-	101-102

Market Risk
22	Provide a breakdown of balance sheet positions into trading and non-trading market risk measures.	28	-	-	96
23	Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk measures.	29	-	-	92-94, 95-96
24	Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model.	-	-	-	92, 93, 95, 109
25	Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures. • Includes information on the use of stress testing, scenario analysis, stressed VaR, structural balance sheet and economic value sensitivities for market risk management.	29	-	-	92-93

Credit Risk
26	Provide information about the bank’s credit risk profile.	10, 49-52	18-29	11-56	84-91, 159-164
27	Describe the bank’s policies related to impaired loans and renegotiated loans.	-	-	-	159, 164
28	Provide reconciliations of impaired loans and the allowance for credit losses.	10, 50	-	-	89, 162
29	Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions.	-	-	35-48	84-85, 91
30	Provide a discussion of credit risk mitigation. • Information on credit and counterparty risk management and collateral management.	-	-	16, 32, 44	84-85, 169, 175, 205-206

Other Risks
31	Describe other risks and discuss how each is identified, governed, measured and managed.	-	-	-	80, 106-113
32	Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred.	-	-	-	106-113

BMO Financial Group First Quarter Report 2021 40

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2020 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 23, 2021, at 7.15 a.m. (ET). The call may be accessed by telephone at 416-406-0743 (from within Toronto) or 1-800-898-3989 (toll-free outside Toronto), entering Passcode: 1365804#. A replay of the conference call can be accessed until Tuesday, March 23, 2021, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 9195676#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Paul Lehmann, Toronto, paul.lehmann@bmo.com, 416-867-3915

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

November 2020: $94.82

December 2020: $97.32

January 2021: $97.15

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2020 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2020 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2021

The next Annual Meeting of Shareholders will be held virtually on Wednesday, April 7, 2021.

® Registered trademark of Bank of Montreal

62 BMO Financial Group First Quarter Report 2021